Exhibit 99.1

B a n c o S a n t a nd e r C h i l e M a n a g e m e n t C o mm e n t a r y A s o f M a r c h 31 , 2024

I m p o r t a n t i n f o r m a ti o n Banco Santander Chile cautions that this document contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates, and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance . Note : This document was approved for disclosure by the Bank’s Audit Committee on April 22 , 2024 . This report is presented according to accounting rules and instructions as issued by the Financial Markets Commission for banks in Chile which are similar to IFRS, but there are some differences . Please refer to our 2023 20 - F filed with the SEC for an explanation of the main differences between accounting rules and instructions as issued by the Financial Markets Commission and IFRS . Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles in Chile . Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank .

Contents

Section 1: Key Information	4
Section 2: Business environment	7
Section 3: Segment information	13
Section 4: Balance sheet and results	22
Section 5: Guidance	38
Section 6: Risks	39
Section 7: Credit risk ratings	51
Section 8: Stock Performance	52
Annex 1: Strategy and responsible banking	53
Annex 2: Balance Sheet	74
Annex 3: Income Statement YTD	75
Annex 4: Quarterly results	76
Annex 5: Quarterly evolution of main ratios and other information	77

3

S e c ti o n 1 : K e y I n f o r m a ti o n S u mm a r y o f R e s u l t s R O A E 1 o f 11 . 2 % i n 1 Q 24 2 a n d N I M 3 r e c o v e r i n g As of March 31 , 2024 , net income attributable to owners of the Bank totaled $ 120 billion ( $ 0 . 64 per share and US $ 0 . 26 per ADR), reflecting a decrease of 11 . 4 % compared to the same period from the previous year, along with an ROAE of 11 . 2% . This variation is due to several factors . On the one hand, there is an increase of 30 . 9 % in the net income from interest and readjustments, although this increase is offset by higher loan loss provisions, an increase in other specific expenses related to provisions for restructuring, and a higher effective tax rate . The NIM increases from 2 . 2 % in March 2023 to 2 . 7 % in March 2024 due to the interest rate cuts, going from an average Monetary Policy Rate of 11 . 25 % in the first quarter of 2023 to 7 . 6 % in this quarter, reducing the cost of funding for the Bank . Net income from fees increases 10.1% in the quarter, with a r e c u rr e n c e r a t i o 4 o f 49 % Net commissions increased 10 . 1 % QoQ due to the increase in clients and greater use of products such as mutual funds and insurance, where the Bank earns brokerage fees . With this, the recurrence ratio (total net commissions divided by total expenses) is 48 . 9 % in 1 Q 24 , demonstrating that almost half of the Bank's expenses are financed with commissions generated by our clients . S o l i d c a p i t a l l e v e l s w i t h a C E T 1 5 o f 10 . 4 % a n d a B I S r a t i o 6 o f 17.0%. Our CET 1 ratio remains solid at 10 . 4 % and the total Basel III ratio reaches 17 . 0 % at the end of March 2024 . Risk - weighted assets (RWA) increased 5 . 5 % since March 31 , 2023 and 2 . 4 % QoQ . We are actively seeking to reduce our market risk - weighted assets through netting and novation of our derivatives portfolio, resulting in a 3 . 0 % YoY decrease . At the same time, core capital increased 4 . 8 % since March 31 , 2023 and decreased 4 . 3 % QoQ primarily due to the increase in the provision for dividends related to the proposal by the Board for the distribution of 70 % of the 2023 net income attributable to shareholders, which was approved in the Shareholders' Meeting in April 2024 . 1 Return on Average Equity. Annualized net income attributable to shareholders divided by average equity attributable to shareholders. 2 T h e f i r s t q u a r t e r o f 2024 3 NIM: Net interest margin. Annualized net income from interest and readjustments divided by interest earning assets . . 4 Recurrence: net commissions divided by operating expenses. 5 Core capital divided by risk - weighted assets, according to BIS III definitions by the FMC. 6 Regulatory capital divided by risk - weighted assets, according to BIS III definitions by the FMC. 4

K e y F in a n c i a l in fo r m a t i o n % Variation Dec - 23 Mar - 24 Balance sheet (Ch$ million) 5.5% 70,857,886 74,780,252 Total assets 1.1% 40,917,143 41,360,775 Total gross loans 1 (0.2%) 13,537,826 13,508,867 Demand deposits 4.8% 16,137,942 16,908,024 Time deposits (4.7% ) 4,367,159 4,163,041 Total shareholders' equity % Variation Mar - 23 Mar - 24 Income statement (YTD) 30.9% 276,881 362,438 Net income from interest and readjustments (2.3%) 129,935 126,914 Net fee and commission income (34.3%) 77,371 50,867 Net financial results 11.9% 489,203 547,558 Total operating income 2 19.5% (217,327) (259,756) Operating expenses 3 5.9% 271,876 287,801 Net operating income before credit loss expenses 13.1% (114,249) (129,253) Credit loss expense 0.6% 157,627 158,548 Net operating income before income tax (11.4%) 135,683 120,251 Income attributable to shareholders 1. Loans (including interbank loans) at amortized cost and loans at fair value through other comprehensive income. 2. Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non - current assets and non - continued operations+ other operating income 3. Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non - financial assets + other o p e r a ti n g e x p e n s e s Key Indicators (Non - accounting Financial Information) Profitability and efficiency N e t I n t e r e s t M a r g i n ( N I M ) 1 M a r - 24 2.7% M a r - 23 2.2% bp v a r i a ti o n 45 Recurrence 2 E ff i c i en c y r a ti o 3 48 . 9% 47 . 4% 59 . 8% 44 . 4% ( 1 , 093 ) 301 13 . 3% (215) R e t u r n o n a v e r a ge equ it y 4 R e t u r n o n a v e r a ge a ss e t s 5 11 . 2% 0 . 7% 0 . 8% (13) 1 . 4% (22) R e t u r n o n r i sk - w e i gh t ed a ss e t s ( R W A ) 6 A ss e t qu a l it y r a ti o s ( % ) 1.2% M a r - 24 2.5% M a r - 23 1.9% bp v a r i a ti o n 67 NP L r a ti o 7 NP L c o v e r a ge r a ti o 8 C o s t o f c r ed it 9 142 . 4% 1 . 26% 185 . 5% 1 . 17% ( 4 , 304 ) 8 C a p it a l in d i c a t o r s R i sk - w e i gh t ed a ss e t s M a r - 24 40,507,760 D e c - 23 39,552,229 Variation 2.4% C o mm o n equ it y E ff e c ti v e c a p it a l 4 , 209 , 225 6 , 893 , 544 4 , 397 , 881 6 , 978 , 733 ( 4 . 3% ) ( 1 . 2% ) C or e c a p it a l r a ti o 10 T i e r I R a ti o 11 10 . 4% 1 . 7% 11 . 1% 1 . 5% (73) 15 T i e r II R a ti o 12 B I S R a ti o 13 4 . 9% 17 . 0% 5 . 0% 17 . 6% (5) (63) 5

Clients and service channels (#)	Mar-24	Mar-23	% Variation
Total clients	3,963,945	3,720,147	6.6%
Active clients	2,434,156	2,174,818	11.9%
Loyal customers[14]	1,284,670	831,953	54.4%
Digital clients[15]	2,140,110	2,001,980	6.9%
Branches	246	278	(11.5%)
Employees	8,976	9,477	(5.3%)

Market capitalization (YTD)	Mar-24	Mar-23	% Variation
Net income per share ($)	0.64	0.72	(11.4%)
Net income per ADR (US$)	0.26	0.36	(28.3%)
Share price (Ch$/per share)	49	35.25	38.4%
ADR Price (US$ per ADR)	19.80	17.83	11.0%
Market capitalization (US$mn)	9,328	8,400	11.0%
Number of shares (millions)	188,446.1	188,446.1	—%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	—%

1. NIM = Annualized net income from interest and readjustments divided by interest generating assets.
2. Recurrence: Net fees divided by operating expenses.
3. Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
4. Accumulated Shareholders' net income annualized, divided by annual average shareholders' equity.
5. Accumulated Shareholders' net income annualized, divided by annual average assets.
6. Accumulated Shareholders' net income annualized, divided by risk-weighted assets.
7. Capital + future interest of all loans 90 days or more overdue divided by total loans.
8. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$293,000 million of additional provisions and Ch$ 6,000 million of provisions required by the regulator.
9. Provision expense annualized divided by average loans.
10. Core capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
11. Tier 1 capital by risk-weighted assets, according to BIS III definitions by the FMC.
12. Tier 2 capital by risk-weighted assets, according to BIS III definitions by the FMC.
13. Regulatory capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
14. Individual clients that have 4 products or more with a minimum level of profitability and minimum usage. Companies with a minimum profitability and usage.
15. Clients that use our digital clients at least once a month.

6

Section 2: Business environment C o m p e titi v e p o s iti o n We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank i n t e r m s o f t o t a l d e p os it s ( e x c l ud i ng d e p os it s h e l d by subsidiaries of Chilean banks aboard) . We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country . We offer unique transaction capabilities to clients through our 24 6 branches and digital platforms . Our headquarters are in Santiago, and we operate in every major region of Chile . Santander Chile provides a wide range of banking services to its customers, including commercial, consumer and mortgage loans as well as current accounts, time deposits, savings accounts and other transactional products . In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquiring, and brokerage of mutual funds, securities, a nd i n s u r a n c e . M a r k e t S h a r e 1 S a n t a nde r R a n k i ng a m o ng peers 2 1 17.5% Total loans 3 14.6% Commercial loans 1 21.2% Mortgage loans 1 19.7% Consumer loans 2 21.0% Demand deposits 2 15.0% Time deposits 1 25.0% Current accounts (#) 1 23.8% Credit card purchases ($) 3 16.3% Branches (#) 3 15.9% Employees (#) Februar y 2024 Indicators 1 4 46.5% Efficiency ratio 5 9.5% ROAE (12M average) 6 0.6% ROAA 1.Source: FMC as of February 2024. Current accounts, credit card purchases (last 12 months), branches and employees as of January 2024 . 2. Competition: Banco de Chile, BCI, Banco Estado, Itaú and Scotiabank Banco Santander Chile is one of the companies with the highest risk classifications in Latin America with an A 2 rating from Moody's, A - from Standard and Poor's, A+ from Japan Credit Rating Agency, AA - from HR Ratings and A from KBRA . All our ratings as of the date of this report have a Stable Outlook . As of March 31 , 2024 we had total assets of Ch $ 74 , 780 , 252 million (U . S . $ 76 , 187 million), outstanding gross loans (including interbank loans) at amortized cost of Ch $ 41 , 360 , 775 million (U . S . $ 42 , 139 million), total deposits of Ch $ 30 , 416 , 891 million (U . S . $ 30 , 234 million) and shareholders’ equity of Ch $ 4 , 163 , 041 million (U . S . $ 4 , 241 million) . The BIS capital ratio as of March 31 , 2024 , was 17 . 0% , with a core capital ratio of 1 0 . 4% . As of March 31 , 202 4 Santander Chile employed 8 , 976 people and has 24 6 branches throughout Chile . For more information on the constitution of our business please see Section 2 of our Management Commentary for 1 Q 2 2 and our annual integrated report 2023 . 7

M a c r o e c o n o m i c e n v i r o n m e n t All of our operations and mostly all of our clients are located in Chile . Consequently, our financial condition and results of operations depend substantially on the economic conditions prevailing in the country . Economic activity confirmed a positive start to the year in 2024 , with strong expansions in the months of January and February . This occurs with a margin of progress in all sectors, but there are various elements to estimate that the economy will not be able to sustain that level of dynamism, slowing down in the future . However, given the upward surprises in these first months, we raised our growth projection for this year's GDP to 2 . 8% ( 2 . 25 % previously) . The labor market is advancing, although there are still signs of concern. Job creation remains above the usual seasonal patterns, similar to what has been happening since the end of 2023, reflecting the greater dynamism of the economy and the recovery of the labor market. But on the other hand, demand indicators remain punished, giving a note of caution. Mar - 21 J un - 21 Sep - 21 Dec - 21 M ar - 22 Jun - 22 Sep - 22 Dec - 22 M ar - 23 Jun - 23 Sep - 23 Dec - 23 M ar - 24 8 C P I (12 m o nt h s ) 15.0 10.0 5.0 0.0 After two consecutive months (January and February) surprising on the rise, the March CPI was lower than expected, with which annual inflation fell to 3 . 7% , a new minimum since May 2021 . In the coming months we will continue to observe increases in inflationary records . On the one hand, due to the comparison base effect and, on the other, due to higher external energy prices and high exchange rate levels . In this way, we estimate that the CPI will end the first half of this year at values close to 4 % annually and then will decrease to 3 . 7 % towards the end of the year and to 2 . 8 % in 2025 . The variation of the UF in 1 Q 24 decreases compared to the previous quarter ( 1 . 6 % in 4 Q 23 vs 0 . 8 % in 1 Q 24 ) . We expect that by 2024 the UF variation will decrease to 3 . 4% ( 4 . 8 % in 2023 ) in line with inflation . During the first two months of the year, the exchange rate accumulated a marked depreciation that led it to exceed $ 980 , above what its fundamental variables explain . Only at the beginning of March did this path begin to reverse thanks to the significant upward correction in the price of copper, a slight weakening of the global dollar and, above all, expectations of less pressure on the rate differential between the Central Bank of Chile and the Fed . In the base scenario, we estimate that the parity will continue with a gradual process of convergence towards its equilibrium values . However, given the scenario of greater uncertainty regarding the global monetary normalization process that would keep the multilateral dollar at stronger levels, we raise our exchange rate projection to $ 890 as of December 2024 .

Mar - 22 Ap r - 22 Jun - 22 Jul - 22 sep - 22 Oct - 22 Dec - 22 Feb - 23 Mar - 23 M a y - 23 Jun - 23 Aug - 23 Oct - 23 Nov - 23 Jan - 24 Feb - 24 Apr - 24 9 MPR 12 10 8 6 4 2 0 The Central Bank began the rate cut process in July 2023 and has continued with that trend in all its subsequent meetings, closing the year 2023 at 8 . 25% . In 2024 , the cuts continue with a drop of 100 bps and 75 bps in the January and April meetings respectively, reaching 6 . 5% . The publication of the last Report showed a more optimistic scenario for GDP growth in 2024 , but temporarily with higher inflation, which diminished the urgency of stronger cuts in the MPR in the short term . Despite this moderation, conditions continue to exist for rate cuts to continue . With this scenario, we project that the MPR would be closing December at 4 . 5% . However, greater inflationary persistence, as is occurring in recently known external records, could soften the pace of decreases, ending 2024 around 5% , as is the scenario i n c or p or a t e d i n m a r k e t p r i c e s . S u mm a r y of e s ti m a t e d e c o n o m i c d a t a : 2025 (E) 2024 (E) 2023 2022 2021 National accounts 2.1% 2.8% 0.2% 2.4% 11.7% GDP (real change % y/y) 2.7% 2.3% - 4.2% 2.3% 21.7% Domestic demand (real change % y/y) 2.4% 1.9% - 3.9% 3.1% 19.3% Total consumption (actual change % y/y) 2.5% 1.6% - 5.2% 2.9% 20.8% Private consumption (real change % y/y) 2.2% 3.0% 1.7% 4.1% 13.8% Public consumption (real change % y/y) 3.1% - 2.6% - 1.1% 2.8% 15.7% Fixed capital formation (real change % y/y) 2.2% 3.5% - 0.3% 1.4% - 1.4% Exports (real change % y/y) 4.4% 1.7% - 12.0% 0.9% 31.8% Imports (real change % y/y) Monetary and Exchange Market 2.8% 3.7% 3.9% 12.6% 7.2% CPI inflation 2.7% 3.4% 4.8% 13.3% 6.6% UF inflation 900 890 879 875 852 CLP/US$ exchange rate (year - end) 4.00% 4.5% 8.25% 11.25% 4.0% Monetary policy rate (year - end) Labor market

10 7.9% 8.2% 8.5% 7.9% 7.2% Unemployment (%) Fiscal policy 3.5% 4.8% 1.0% - 24.0% 31.6% Public spending - 2.1% - 2.1% - 2.4% 1.3% - 7.7% Central Government Balance (% GDP) Estimates from the Banco Santander Chile Studies Department. T a x r e f o r m The Chilean Finance Ministry presented a tax reform proposal to Congress in July 2022 , but raised several criticism and doubts from both the private and the political sectors, in particular, regarding those aspects that could impact the country`s competitiveness and investment levels . The proposed reform was rejected on March 2023 . After the rejection of the proposal, the discussion of the reform focused on the mining royalty . A new tax project for mining was proposed and approved in mid - May 2023 . In general, the project establishes a new tax scheme for mining operators that produce more than 50 , 000 metric tons of fine copper per year that considers a 1 % ad - valorem tax on annual copper sales, and a component on the mining margin with rates between 8 % and 26 % according to operating margin . A maximum potential tax burden was set between 45 . 5 % and 46 . 5 % depending on the volume of production . This new tax structure will come into effect as of 2024 and, under the regime, it expects to collect 0 . 45 % of GDP (equivalent to approximately US $ 1 . 350 billion), of which US $ 450 million will be distributed directly to promote the productive development of regions and districts throughout the country . Meanwhile, the government is carrying out a fiscal pact, seeking to modernize the current tax system, prioritize spending, greater transparency of state services and fiscal supervision . As part of this, they hope to encourage investment, productivity and formalization of the economy while closing opportunities for tax evasion . In this context, on January 29 , 2024 , the government submitted to Congress the Tax Compliance Bill, which seeks to collect 1 . 5 % of the Gross Domestic Product (GDP) by reducing the gaps in the payment of taxes due to avoidance, evasion and/or involuntary understatements . This initiative is one of the commitments acquired in the Pact for Economic Growth, Social Progress and Fiscal Responsibility, specifically in the fifth axis of Supervision of Compliance with Tax Obligations and Income Tax Reform . The initiative, which does not imply increasing the tax burden of taxpayers, is made up of 7 thematic pillars : i) Modernization of the tax administration and the Tax and Customs Courts ; ii) Control of informality ; iii) Tax crimes ; iv) Aggressive tax planning; v) New powers for the Taxpayer Ombudsman's Office; vi) Regularization of tax obligations; vii) Institutional strengthening and probity P e n s i o n R e f o r m In November 2022 , the Chilean government presented a new bill for pension reform to Congress . The new proposal creates a Mixed Pension System . It maintains the individual capitalization system and complements it with a contributory pillar with social security logic . The 6 % additional contribution charged to the employer is allocated to social security, whose benefits are distributed among pensioners using social security criteria, better diversifying idiosyncratic risks among people .

11 Also, a new institutional structure is created where public and private entities coexist . The Executive has proposed the creation of the Autonomous Pension Administrator, which will be in charge of the collection of individual and social security contributions, pension payments and other operational functions . In addition, there will be a public institution that, together with private institutions, will take charge of the financial management of the pension funds . People will have the right to choose which type of institution invests the individual capitalization savings . Additionally, all pensions will be paid out as annuities and the programmed withdrawal option will be eliminated . Lastly, the Universal Guaranteed Monthly Pension (PGU) will be increased to Ch $ 250 , 000 /month (US $ 300 ) . This bill has yet to be approved by Congress . On January 24 , 2024 , the Chamber of Deputies approved legislation on this matter, sending the project to the Senate for second processing . Now the initiative must be discussed in the Labor and Finance Commissions of the Upper House . Chamber of Deputies approved the creation of Social Security and its administration, in addition to issues related to the Universal Guaranteed Pension and financing formula . And on the other hand, the new 6 % contribution rate was rejected along with the creation of a public institution for the financial management of the funds . All in all, the financial system welcomes this advance since it will imply greater savings at the country level . Pillar 2 – Basel III Implementation I n the context of the implementation of Basel III in Chile, the FMC on December 12 , 2023 put out for consultation adjustments to the regulations on capital requirements for banks, referring to the component known as Pillar 2 . In this new cycle, the FMC is evaluating and quantifying the non - traditional material risks to which each bank is exposed, to determine whether or not the application of regulatory capital charges through the use of Pillar 2 is appropriate . The risks covered in Pillar 1 , covers the Traditional risks, considered to be : credit, market and operational risks . And the non - traditional risks that Pillar II seeks to cover are (and which depend on the business model of each bank) : the market risks of the banking book ; credit concentration ; reputational ; strategic ; cybersecurity ; geopolitical, climatic, among others . Subsequently, on January 17 , 2024 , the FMC applied the current regulations on additional capital requirements according to Pillar II, where the Council resolved to apply said requirements to the following institutions : Banco Bice, Banco BTG Pactual Chile, Banco Consorcio, Banco de Chile, Banco Estado, Banco Internacional, Banco Security, HSBC Bank (Chile) and Scotiabank Chile . The previous decision is based on the capital self - assessment process through the Effective Equity Self - Evaluation Report (IAPE) carried out annually by all banks in the month of April . In this report, it is the banks themselves who determine their internal objective of effective equity necessary to cover their material risks over a horizon of at least three years . And in addition, the IAPE corresponding to the year 2023 also considers the risks for which there is no measurement standard, such as market risk in the banking book and credit concentration risk . Finally, these new charges respond entirely to the risk of credit concentration and market risk in the banking book . For this last risk, the FMC has proposed changing the definition of a typical bank and eliminating the 15 % CET 1 threshold regarding the impact on economic value . This discussion will take place in the coming months so Pillar II charges are likely to change for all banks in the coming years .

12 I n t e r c h a n g e f ee s In February 2023, the Interchange Rate Cap Committee proposed new rate caps. These were approved at the end of April 2023 and their implementation will be gradual. In 18 months (Oct - 24) In 6 months (Oct - 23) Current rate Card type 0.35% 0.5% 0.6% Debit 0.80% 1.14% 1.48% Credit 0.80% 0.94% 1.04% Prepaid N e w r e g u l a ti o n s f o r c o n s u m e r pr o v i s i o n s During 2022 , the FMC published a draft for a new standardized consumer loan provisioning model for banks . The FMC estimated an impact for the entire industry of about US $ 1 , 000 million and the Bank estimated an impact of expense of between Ch $ 100 , 000 million to Ch $ 150 , 000 million . In October 2023 , the FMC published a second draft for consultation for the same model, estimating an initial impact of US $ 487 million for the entire system . We estimate that the impact of this regulations will be Ch $ 90 , 000 million for the Bank . Finally, in March 2024 , the FMC published the final regulations for this model that will come into effect in January 2025 . The impact for the entire system is close to US $ 454 million and for the bank it is between Ch $ 85 billion and Ch $ 100 billion . According to what is written by the FMC, it can be covered with voluntary provisions already established in previous periods . R e g u l a ti o n a n d s u p e r v i s i o n In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with regulated non - banking financial institutions, such as Cooperatives, accept time deposits . The principal authorities that regulate financial institutions in Chile are the Financial Market Commission ( FMC) and the Central Bank . Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which that expressly excluded . For more information on the regulation and supervision of our Bank please see Section 2 of our Management Commentary for 1Q22 . For more information on the General Banking Law click here . For more information about the FMC, see the following website: www.cmfchile.cl For more information on the Central Bank, see the following website: www.bcentral.cl

13 S e c t i o n 3 : S e g m e n t i n f o r m a t i o n Segment information is based on financial information presented to upper management and the Board . The Bank has aligned segment information in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents . The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision - making . The Bank's operating segments reflect the organizational and management structures . Top management reviews internal information based on these segments to assess performance and allocate resources . During 2024 , the Bank maintains the general criteria applied in 2023 , adding the opening of Retail (formerly Individuals and SMEs) in Retail and Wealth Management & Insurance . For comparison purposes, the 2023 data has been restated including these modifications . D e s c r i pt i o n of s e g m e n t s B a n c a R e t a i l ( I n d i v i d u a l s a n d S M E s ) This segment consists of individuals and small companies with annual sales less than 100 , 000 UF . This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, securities brokerage, and insurance brokerage . Additionally, the company clients are offered government - guaranteed loans, leasing and factoring . W e a l th M a n a g e m e nt & I n s u r a n c e It includes the Asset Management, Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Group Divisions in Chile . The Santander Insurance business offers both personal and business protection products, health, life, travel, savings, personal protection, automobile, leasing, guarantees, unemployment insurance, among others ; and finally to high - net - worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, purchase/sale of shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture . Middle - market This segment serves companies and large corporations with annual sales exceeding UF 100 , 000 and up to UF 400 , 000 and large companies with annual sales above UF 400 , 000 with no upper limit (for specialized industries in the Metropolitan Region with annual sales above UF 100 , 000 with no upper limiit) . It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding UF 100 , 000 with no upper limit . The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, securities brokerage, and insurance brokerage . Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans . C o r p o r a t e I n v e s t m e nt B a n k in g ( C IB )

This segment consists of foreign and domestic multinational companies with sales over Ch $ 10 , 000 million (U . S . $ 12 . 5 million) . The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, securities brokerage and insurance brokerage . This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle - market segment and Corporate Investment Banking . These include products such as foreign exchange services, derivatives, securitization and other tailor - made products . The Treasury Division may act as broker to transactions and manages the Bank’s trading fixed income portfolio . C o r p o r a t e a c ti v iti e s ( “ O th e r ” ) This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk, liquidity risk and capital levels . Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available - for - sale portfolio . This segment also manages capital allocation by unit . These activities, with the exception of our inflation gap, usually result in a negative contribution to income . In addition, Corporate Activities encompasses all the intra - segment income and all the activities not assigned to a given segment or product with customers . L o a n p o r t f o l i o b y s e g m e n t 3M24 75% 8% 15% 2% 1 % Retail W M & I M i dd l e - m a rk e t CIB Other N e t p r o f i t s b y s e g m e n t 3M24 50% 3% Retail W M & I M i dd l e m a rk e t CIB Other 21% 25 % Note. 3M24's profits do not include the loss recognized in other corporate activities. 14

Results by segment

Accounting financial information

As of March 31, 2024

(Ch$ million)	Retail	WM&I	Middle-market	CIB	Total business segments	Corp. Act.	Total
Net income from interest and readjustments[1]	378,045	13,545	78,057	61,325	530,972	(168,534)	362,438
YoY Variation	6.4%	1.4%	(2.5%)	(1.4%)	3.9%	(28.0%)	30.9%
Net fee and commission income	103,823	6,752	9,751	12,508	132,834	(5,919)	126,914
YoY Variation	6.5%	25.9%	5.3%	8.7%	7.5%	(193.0%)	(2.3%)
Total financial transactions, net	13,516	720	4,971	42,238	61,444	(10,577)	50,867
YoY Variation	6.5%	1.5%	(10.0%)	(24.3%)	(17.7%)	(496.1%)	(34.3%)
Core revenues	**495,383**	**21,017**	**92,778**	**116,071**	**725,250**	**(185,030)**	**540,220**
YoY Variation	**6.5%**	**8.2%**	**(2.2%)**	**(10.3%)**	**2.3%**	**(17.7%)**	**11.6%**
Provisions for loan losses	(123,401)	(1,518)	(2,476)	(2,980)	(130,374)	1,121	(129,253)
YoY Variation	8.7%	165.3%	(39.4%)	(217.7%)	12.7%	(19.2%)	13.1%
Net operating income	**371,983**	**19,499**	**90,303**	**113,091**	**594,876**	**(183,909)**	**410,966**
YoY Variation	**5.7%**	**3.4%**	**(0.5%)**	**(14.3%)**	**0.2%**	**(17.7%)**	**11.1%**
Operating expenses[2]	(174,932)	(7,554)	(11,483)	(21,547)	(215,515)	(4,042)	(219,557)
YoY Variation	3.7%	4.3%	15.7%	1.0%	4.0%	18.4%	4.3%
Other income and expenses	(11,750)	560	156	444	(10,589)	(22,271)	(32,860)
YoY Variation	**1450.1%**	**(35.7%)**	**(202.9%)**	**121.9%**	**(6677.1%)**	**1063.0%**	**1773.4%**
Income before tax	**185,301**	**12,506**	**78,976**	**91,988**	**368,772**	**(210,222)**	**158,549**
YoY Variation	**1.6%**	**0.1%**	**(2.1%)**	**(17.0%)**	**(4.6%)**	**(8.1%)**	**0.6%**
Tax	**(50,031)**	**(3,376)**	**(21,324)**	**(24,837)**	**(99,568)**	**64,063**	**(35,505)**
YoY Variation	1.6%	0.1%	(2.1%)	(17.0%)	(4.6%)	(25.9%)	99.0%
Net income after tax	**135,270**	**9,130**	**57,652**	**67,151**	**269,204**	**(146,159)**	**123,044**
YoY Variation	**1.6%**	**0.1%**	**(2.1%)**	**(17.0%)**	**(4.6%)**	**2.7%**	**(12.0%)**

1. Includes net results of interest and readjustments
2. Includes personnel, administration and depreciation expenses

15

Retail Banking:

Accounting financial information

ACTIVITY

Ch$ million	Mar-24	Mar-24/ Mar-23	QoQ
Loans	30,820,309	4.4%	(0.8%)
Deposits	13,570,270	(0.2%)	0.6%

RESULTS

Ch$ million	Mar-24	YoY	1Q24	QoQ
Net income from interest and readjustments	378,045	6.4%	378,045	(0.7%)
Fees	103,823	6.5%	103,823	16.9%
Financial transactions	13,516	6.5%	13,516	(9.6%)
Core revenues	**495,383**	**6.5%**	**495,383**	**2.2%**
Provisions	(123,401)	8.7%	(123,401)	13.4%
Net operating income	**371,983**	**5.7%**	**371,983**	**(1.0%)**
Expenses	(174,932)	3.7%	(174,932)	(1.5%)
Other income and expenses	(11,750)	--%	(11,750)	--%
Income before tax	**185,301**	**1.6%**	**185,301**	**(12.1%)**
Taxes	(50,031)	1.6%	(50,031)	-12.1%
Income after tax	**135,270**	**1.6%**	**135,270**	**-12.1%**

Loan composition:


Middle income 18%
Compani 21%
High income 61%

Business activity:

Santander seeks to grow in retail banking in a responsible manner, with a focus on sustainability for our customers with the highest levels of client service and through an efficient and productive phygital distribution strategy. 79% of loans to individuals go to high-middle income earners, yet the Bank has an innovative strategy for mass income.

Santander Life continues to be one of the main contributors in new client growth with a digital onboarding process of current account openings. Life clients are quickly monetized and have a high NPS score throughout the incorporation process.

Also, with the objective on continuing our commitment on financial inclusion, we launched "Más Lucas" the first 100% digital on-boarding interest-bearing sight and savings account for the mass market. This product does not charge any maintenance or transaction fees, on the other hand, the sight account pays a fixed rate on a monthly basis in respect to the balance maintained in the account.

16

17 S a nt a n d e r C o n s u m e r ( c a r f in a n c in g ) This business has been very proactive in increasing alliances with different automotive companies, achieving 14 new commercial alliances in 2023 and being the first financing option in more than 30 brands . Also in March, approval was received from the FNE for the purchase of an automotive loan portfolio with Servicios Financieros Mundo Crédito Spa (car financier) of up to approximately US $ 79 million . Companies: We continue to open digital checking accounts for these clients, which, added to the offer of Getnet services, complete the offer of solutions for their businesses . Retail Banking loans increased 4 . 4 % compared to March 31 , 2024 and decreased slightly by 0 . 8 % in the quarter . Mortgage loans continued to increase 1 . 1 % QoQ and 7 . 7 % YoY, higher than the increase in the UF, which increased 0 . 8 % QoQ and 4 . 3 % YoY, therefore the origination of new mortgages continues to grow . On the consumer side, this increased 0 . 7 % since December 31 , 2023 and 5 . 5 % YoY, driven mainly by credit cards that grow 13 . 8 % YoY . Finally, loans to companies increased 8 . 0 % since March 31 , 2023 , as companies that received loans from Fogape in the pandemic have finished paying and demand for loans is resuming . Total deposits in this segment decreased 0.2% since December 31, 2023 and increased 0.6% YoY showing a stabilizing in the liquidity of our clients. Results: The net contribution of Retail banking increased 1 . 6 % YoY, due to higher income from the main income lines and offset by higher provisions . The margin increased 6 . 4 % YoY due to a better funding mix and growth in loans . Commissions in this segment increased sharply by 6 . 5 % YoY, driven by commissions for checking accounts, mutual funds and insurance as well as fees generated by Getnet . Provisions increased 8 . 7 % YoY, without including additional provisions, due to portfolio growth in the year, lower economic growth and a deterioration in the asset quality of our retail loans after historically low NPL levels due to the increase in liquidity of our clients during the pandemic . Operating costs increased in a controlled manner by 3 . 7 % YoY as the Bank continues its digital transformation . Compared to 4 Q 23 , the net contribution of retail banking decreased 12 . 1 % QoQ due to higher provisions . The margin decreased by 0 . 7 % QoQ in line with the decrease in loans . Commissions in this segment increased 16 . 9 % in the quarter mainly as a result of higher commissions for the insurance brokerage in addition to the brokerage of mutual funds . Provisions increased 13 . 4 % QoQ mainly due to higher mortgage provisions in line with customer behavior and the evolution of the labor market . Operating costs decreased 1 . 5 % QoQ, due to lower personnel costs . W e a l t h M a n a g e m e nt & I n s u r a n c e : This unit aims to unify the investment offer, allowing greater consistency in all segments and the communication of products and services. Its approach focuses on generating a specialized strategy for the investments of each

M a r - 24 / Mar - 23 C h $ m i ll i o n M a r - 24 Q o Q L o a n s 751 , 401 9 . 9% 3 . 1 % Deposits 2,215,612 25.0% 5.7% segment, establishing unique digital and communication development plans. The core businesses: Insurance, distribution of investment instruments for Retail clients and Private Banking. A cc o un ti ng f i n a n c i a l i n f or m a ti o n ACTIVITY RESULTS e x pen s e s QoQ 1Q24 YoY Ch$ million Mar - 24 8.6% 13,545 1.4% Net income from interest and 13,545 readjustments 88.2% 6,752 25.9% Fees 6,752 - 5.7% 720 1.5% Financial transactions 720 24.9% 21,017 8.2% Core revenues 21,017 428.8% (1,518) 165.3% Provisions (1,518) 17.9% 19,499 3.4% Net operating income 19,499 - 10.1% (7,554) 4.3% Expenses (7,554) - 306.8% 560 - 35.7% Other income and 560 59.0% 12,506 0.1% Income before tax 12,506 59.0% (3,376) 0.1% Taxes (3,376) 59.0% 9,130 0.1% Income after tax 9,130 Business activity: The loan portfolio of this segment increases 3 . 1 % since December 31 , 2023 and 9 . 9 % YoY due to greater demand by Comex as a result of the strong depreciation of the Chilean peso in recent months . Deposits increased 5 . 7 % since December 31 , 2023 and 25 . 0 % YoY, mainly due to the attractive rate on time deposits in CLP . Results: Wealth Management & Insurance's net contribution increased 0.1% YoY due to higher revenues of 8.2% YoY with a higher spread on cards and commercial loans in this segment and higher commissions related to mutual funds and insurance . This was offset by higher provisions due to a deterioration off the mortgage and consumer loans and by higher expenses that grew 4.3%, slightly above inflation with higher technology expenses. In the quarter, Wealth Management & Insurance's net contribution increased 59 . 0 % QoQ due to a 24 . 9 % increase in total revenue . Commissions grew 88 . 2 % QoQ due to higher commissions for the brokerage of mortgage - related fire and earthquake insurance . The margin grew 8 . 6 % due to an improvement in spreads and volumes . This was offset by higher provisions due to deteriorating customer behavior in the quarter . Expenses decreased 10 . 1 % QoQ due to lower technology amortization and lower salary and variable compensation expenses in the quarter . 18

Middle - market: A cc o un ti ng f i n a n c i a l i n f or m a ti o n ACTIVITY M a r - 24 / Mar - 23 C h $ m i ll i o n M a r - 24 Q o Q L o a n s 6 , 139 , 190 3 . 6% 1 . 9 % D ep o s it s 4 , 219 , 612 - 3 . 7% 10 . 8 % RESULTS QoQ 1Q24 YoY Mar - 24 Ch$ million 3.8% 78,057 - 2.5% 78,057 Net income from interest and readjustments - 4.8% 9,751 5.3% 9,751 Fees - 5.0% 4,971 - 10.0% 4,971 Financial transactions 2.3% 92,778 - 2.2% 92,778 Core revenues - 77.6% (2,476) - 39.4% (2,476) Provisions 13.4% 90,303 - 0.5% 90,303 Net operating income 10.7% (11,483) 15.7% (11,483) Expenses - 923.3% 156 - 202.9% 156 Other income and expenses 14.0% 78,976 - 2.1% 78,976 Income before tax 14.0% (21,324) - 2.1% (21,324) Taxes 14.0% 57,652 - 2.1% 57,652 Income after tax 19 Business activity: The loan portfolio of this segment increased 1 . 9 % since December 31 , 2023 and 3 . 6 % YoY as a result of the strong depreciation of the Chilean peso in recent months, which has impacted the value of loans in currency foreign exchange (mainly in US $ ) to importers and exporters . Deposits increase 10 . 8 % since December 31 , 2023 and decreased 3 . 7 % YoY, mainly due to the attractive rate on time deposits . The main strategic objective of this segment is to focus on the client's total profitability, in credit and non - credit activities . Results: Middle - market's net contribution decreased 2.1% YoY, with a decrease in total income of 2.2% due to a 2.5% decrease in net income from interest and adjustments. Provisions in this segment decreased by 39.4% YoY due to better performance in some industries such as construction and real estate compared to 2023, despite a greater risk in sectors such as agriculture that we saw affected by the intense rains and floods as a result of the “El Niño phenomenon”, which mainly affected the central regions of Chile where there is a lot of cultivation. Expenses increased 15.7% YoY due to higher expenses in technological projects. In the quarter, the Middle - market's net contribution grew 14 . 0 % QoQ due to a 2 . 3 % increase in total revenues, due to the greater activity of our clients in the quarter and lower provisions due to the reasons mentioned in the previous paragraph . Expenses in the quarter increased 10 . 7 % in line with the progress of technological initiatives in this segment .

Corporate Investment Banking (CIB): A cc o un ti ng f i n a n c i a l i n f or m a ti o n A C T I V I T Y M a r - 24 / Mar - 23 C h $ m i ll i o n M a r - 24 Q o Q L o a n s 3 , 324 , 090 12 . 7% 7 . 6 % Deposits 8,854,661 18.1% 7.0% RE S U L T S e x pen s e s QoQ 1Q24 YoY Ch$ million Mar - 24 - 1.0% 61,325 - 1.4% Net income from interest and 61,325 readjustments - 9.8% 12,508 8.7% Fees 12,508 1.6% 30,820,309 - 24.3% Financial transactions 42,238 - 1.1% 116,071 - 10.3% Core revenues 116,071 - 21.7% (2,980) - 217.7% Provisions (2,980) - 0.4% 113,091 - 14.3% Net operating income 113,091 - 20.0% (21,547) 1.0% Expenses (21,547) - 74.9% 444 121.9% Other income and 444 4.1% 91,988 - 17.0% Income before tax 91,988 - 2.0% (99,568) - 4.6% Taxes (99,568) 4.1% 67,151 - 17.0% Income after tax 67,151 Business activity: The loan portfolio in the CIB segment increased 12 . 7 % since March 31 , 2023 and 7 . 6 % QoQ due to the depreciation of the peso in the month and Comex products . Deposits increased 18 . 1 % from March 31 , 2023 and 7 . 2 % QoQ, due to higher demand for CLP term deposits considering high rates . Results: Total revenue from this segment decreased 17 . 0 % YoY . Total income falls 10 . 3 % YoY due to lower interest income due to a lower spread on loans and lower financial transactions due to lower demand for FX products . Commissions improve thanks to greater securities brokerage and financial advice . Regarding provisions, there is a creation of provisions compared to the release that occurred in the same period of the previous year, as a result of a deterioration of some clients in recent months . Expenses increased 1 . 0 % YoY due to higher amortization of technology and administrative costs offset by lower variable compensation expenses . In the quarter, CIB's net contribution increased by 4 . 1 % mainly due to lower expenses in the quarter due to lower technology expenses and variable remuneration and offset by the creation of provisions in the quarter due to the deterioration of some clients in particular and lower interest and fee income . 20

C o r p o r a t e a c t i v i t i e s : A cc o un ti ng f i n a n c i a l i n f or m a ti o n ACTIVITY M a r - 24 / Mar - 23 C h $ m i ll i o n M a r - 24 Q o Q L o a n s 217,972 392.4% - 306.8% D ep o s it s 1 , 556 , 736 89 . 9% - 22 . 5 % RESULTS QoQ 1Q24 YoY Mar - 24 Ch$ million 11.5% (168,534) - 28.0% (168,534) Net income from interest and readjustments 21 e x pen s e s 352.2% (5,919) - 193.0% (5,919) Fees 82.2% (10,577) - 496.1% (10,577) Financial transactions 16.9% (185,030) - 17.7% (185,030) Core revenues (58%) 1,121 (19%) 1,121 Provisions 18.2% (183,909) - 17.7% (183,909) Net operating income 238.4% (4,042) 18.4% (4,042) Expenses 23.5% (22,271) 1063.0% (22,271) Other income and 20.2% (210,222) - 8.1% (210,222) Income before tax - 22.9% 64,063 - 25.9% 64,063 Taxes 59.2% (146,159) 2.7% (146,159) Income after tax Results: The results of corporate and ALM activities present a loss of $ 146 billion in the accumulated results as of March 31 , 2024 due to a lower margin . During the period we had a loss from interest income and readjustments of $ 169 billion due to a lower UF variation, offset by the cost of funding administered by the ALCO, which is decreasing in line with the MPR cuts . Also in this line we have the lower carry earned over the portion of the held to collect investment portfolio of Central Bank bonds held as collateral against the FCIC financing lines that were offered to banks during the pandemic to keep loan growth flowing .

Section 4: Balance sheet and results

Balance

Loan growth led by mortgages and commercial lending

Total loans increased 1.1% QoQ and 5.5% compared to March 31, 2023, driven mainly by mortgage loans and commercial loans.

Loans by product:

Accounting financial information

	Accumulated			Var %	
(Ch$ million)	Mar-24	Dec-23	Mar-23	Mar-24/Mar-23	Mar-24/Dec-23
Consumer	5,636,621	5,598,350	5,340,598	5.5%	0.7%
Santander Consumer (car loans)	*869,775*	*893,631*	*895,226*	(2.8%)	(2.7%)
Credit card	*1,780,172*	*1,735,788*	*1,563,942*	13.8%	2.6%
Other consumer loans	*2,986,674*	*2,968,931*	*2,881,429*	3.7%	0.6%
Mortgage	17,269,588	17,073,439	16,029,868	7.7%	1.1%
Commercial	18,345,439	18,071,657	17,507,797	4.8%	1.5%
Interbank	1,316	68,440	32,873	(96.0%)	(98.1%)
Total[1]	**41,252,961**	**40,811,886**	**39,117,910**	**5.5%**	**1.1%**

Approximately 58% of our portfolio is indexed to the UF, mostly mortgage loans and around 36% of commercial loans. Regarding loans in foreign currency, around 23% of commercial loans are denominated in foreign currency, mainly in US dollars. These effects together with increasing demand due to the slightly more positive evolution of the economy in recent months led to a growth of 4.8% YoY and 1.5% QoQ in commercial loans.

Mortgages continue to grow above inflation, reaching growth of 7.7% YoY and 1.1% QoQ. In recent periods, the origination of new mortgage loans has decreased due to high inflation and rates, however, since the second part of 2023, mortgage loans have grown again in real terms as clients adjusted to the conditions of market.

Consumer loans increased 0.7% QoQ and 5.5% from March 31, 2023. Between the end of 2019 and 2021, credit card loans decreased 7.0% as customers reduced major purchases, such as travel and hotels, which boosted credit card borrowing. At the same time, many customers paid off credit card debt with liquidity obtained from government transfers and pension fund withdrawals.

22

Credit card balances Ch$billion 23 1,417 1,378 1,126 1,280 1,544 1,736 1,780 Dec - 18 Dec - 19 Dec - 20 Dec - 21 Dec - 22 Dec - 23 Mar - 24 At the end of 2022 , when household liquidity levels returned to normal and travel, vacations, etc . resumed, credit card loans began to grow again . In recent quarters we have seen an acceleration of credit card loans, mainly related to the increased use of cards . L oa n s b y s e g m e nt : A cc o un ti ng f i n a n c i a l i n f or m a ti o n Var % Accumulated Mar - 24/Mar - 23 Mar - 24/Dec - 23 Mar - 23 Dec - 23 Mar - 24 (Ch$ million) (0.8%) 4.4% 29,514,612 31,072,731 30,820,309 Retail Bankin g 1 3.1% 9.9% 683,483 729,012 751,401 Wealth Management & Insurance 1.9% 3.6% 5,926,356 6,026,504 6,139,190 Middle - market 7.6% 12.7% 2,949,193 3,089,036 3,324,090 Corporate & Investment banking (CIB) (306.8%) 392.4% 44,266 (105,397) 217,972 Others 2 1.1% 5.5% 39,117,910 40,811,886 41,252,961 Tota l 3 4 1. Includes consumer, mortgage and other commercial loans to individuals and companies (SMEs) at amortized cost. See Note 13 of the financial statements. 2. O t h e rs i n c l u de o t h e r n o n - seg m e n t ed l o an s . 3. T o t a l l o an s g ro s s o f p ro v i s i o n s a t a m or t i z ed c o s t . 4. Customers included in each business segment are constantly reviewed and reclassified if a customer does not meet the segment criteria. Therefore, variations in business volumes and results may reflect business trends and customer migration effects. Retail banking loans grew 4 . 4 % since March 31 , 2023 and decreased slightly by 0 . 8 % since December 31 , 2023 . It is important to remember that the SMEs in this segment now includes companies with annual sales of up to UF 100 , 000 (approx US $ 4 million) . A fter several quarters of contraction, growth from these companies is beginning to normalize . During the pandemic, our SME clients had access to Fogape programs with a state guarantee . As clients are finishing paying their debt and also thanks to the increase in SME clients through checking accounts and Getnet, the demand for loans in this segment is starting to reactivate . Loans in the Wealth Management & Insurance segment increased 9 . 9 % YoY mainly due to COMEX commercial products due to the depreciation of the exchange rate and 3 . 1 % QoQ in commercial loans and cards in the quarter . The Middle - market segment's loan portfolio increased 15 . 0 % from March 31 , 2023 and 7 . 7 % from December 31 , 2023 , driven primarily by positive conversion gains on dollar - denominated loans versus the depreciation of the Chilean peso of 23 . 6 % YoY and 12 . 2 % QoQ, mainly affecting our importing and exporting clients . CIB segment

24 loans increased 12.9% since March 31 and 8.0% since December 31, 2023, influenced by greater demand for factoring and foreign trade in addition to the effect of the exchange rate on loans in dollars . Investments F i n a n c i a l i n v e s t m e nt s : A cc o un ti ng f i n a n c i a l i n f or m a ti o n Var % Accumulated Mar - 24/Dec - 23 Mar - 24/Mar - 23 Mar - 23 Dec - 23 Mar - 24 (Ch$ million) 56.1% 8.7% 141,090 98,308 153,426 Financial assets held for trading at fair value through profit or loss (Trading) (13.2%) (38.4%) 6,542,873 4,641,282 4,030,638 Financial assets at fair value through other comprehensive income (Available for sale) 6.6% 83.3% 4,755,740 8,176,895 8,719,373 Financial assets at amortised cost (Held - to - maturity) (0.1%) 12.8% 11,439,703 12,916,485 12,903,438 Total It is important to note that our financial investment portfolio is composed only of HQLA (high - quality liquid assets) such as bonds and notes from the Central Bank, Chilean sovereign bonds and United States Treasury bonds . In September 2023 , the Central Bank announced the Liquidity Deposit Program . This program has the objective of facilitating the payment of the FCIC to banks . This instrument is at floating MPR and matches the date of the first payment of the FCIC (April 1 , 2024 ) . By regulation, this instrument must be recorded at amortized cost in the HTM portfolio . Given the above, by the end of March 2024 the Bank replaced part of the Central Bank papers that were in the available for sale portfolio (mostly Central Bank deposit papers) with Liquidity Deposits, explaining the variations in these portfolios since March 2023 . For the first payment of the FCIC on April 1 , 2024 , we had Ch $ 3 . 3 trillion in liquidity deposits . Starting in March 2024 , the Bank began to establish the Central Bank's Liquidity Deposits for the second payment of the FCIC, which will be made on July 1 , 2024 , with approximately Ch $ 500 billion at the end of March 2024 , which are also accounted for as HTM . The rest of the HTM portfolio is made up of Central Bank bonds that we had previously reserved as collateral for the use of the FCIC . At the end of March 2024 , the HTM instruments have a fair value of Ch $ 8 , 512 , 292 million .

25 Total deposits increase 2.5% QoQ driven by time deposits Financing: A cc o un ti ng f i n a n c i a l i n f or m a ti o n Var. % Accumulated Mar - 24/Mar - 23 Mar - 24/Dec - 23 Mar - 23 Dec - 23 Mar - 24 (Ch$ million) (0.2%) (2.2%) 13,806,513 13,537,826 13,508,867 Demand deposits 4.8% 18.5% 14,265,830 16,137,942 16,908,024 Time deposits 2.5% 8.4% 28,072,343 29,675,768 30,416,891 Total deposits 12.7% 35.5% 8,522,116 10,247,039 11,548,878 Mutual Fund Broke d 1 3.7% 11.4% 9,705,280 10,423,705 10,814,279 Bonds 2 1.6% 8.8% 5,650,383 6,048,867 6,147,010 Central Bank Lines 182.3% 212.2% 176.3% Liquidity Coverage Ratio (LCR ) 3 113.2% 106.5% 101.6% Net stable financing ratio (NSFR ) 3 1. Banco Santander Chile is the exclusive intermediary of mutual funds managed by Santander Asset Management S.A. General Fund Administrator, subsidiary of SAM Investment Holdings Limited. This figure is not part of the Bank's consolidated financial statements. 2. Includes regulatory capital financial instruments (AT1 and Tier 2). 3. Calculated in accordance with Chilean regulations. The last increase by the Central Bank was in October 2022 where the monetary policy rate (MPR) reached 11 . 25% , closing the cycle of increases . This increase in the rate and the prolonged maintenance of this high level had a direct impact on our funding cost . The start of the rate reduction cycle began at the end of July 2023 and after 5 successive cuts, the MPR ended 2023 at 8 . 25% . At the end of January 2024 , the Central Bank again reduced the MPR by 100 bp, reaching 7 . 25% , where it remained until the beginning of April when it reduced again to 6 . 50% . The Bank's total deposits increased 2 . 5 % QoQ and 8 . 4 % since March 31 , 2023 . The increase was driven by time deposits which increased 18 . 5 % since March 31 , 2023 , mainly in the CIB segment, because high rates led our clients to switch to more attractive deposits explaining the decrease of 2 . 2 % since March 31 , 2023 and 0 . 2 % QoQ of demand deposits . It is important to note that the decrease in demand deposits is less pronounced than in previous quarters, while the rise in time deposits is also slowing down, as clients respond to lower interest rates . Our clients' investments through mutual funds brokered by the Bank also grew in the quarter, reaching an increase of 12 . 7 % QoQ and 35 . 5 % since March 31 , 2023 . Bonds increased 3 . 7 % in the quarter and 11 . 4 % since March 31 , 2023 . During 2024 , the Bank has placed bonds for UF 5 , 132 , 000 , CLP 55 , 050 million and CHF 225 million, taking advantage of attractive opportunities in the different fixed income markets at a national and international level . The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets over net cash outflows, as of March 31 , 2024 , was 176 . 3% , well above the minimum . As of the same date, the Bank's Net Stable Financing Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, reached 101 . 6% , also well above the current regulatory minimum established for this index .

26 T o t a l e q u i t y i n c r e a s e s 6 . 4 % Y o Y . Equity: A cc o un ti ng f i n a n c i a l i n f or m a ti o n Var. % Accumulated Mar - 24/Dec - 23 Mar - 24/Mar - 23 Mar - 23 Dec - 23 Mar - 24 (Ch$ million) 0.0% 0.0% 891,303 891,303 891,303 Capital 0.0% 10.7% 2,815,170 3,115,239 3,115,239 Reserves 1548.3% (60.8%) (220,237) (5,242) (86,404) Valuation adjustment Retained Earnings: 2113.5% (37.9%) 836,990 23,487 519,891 Retained earnings prior periods (75.8%) (11.4%) 135,683 496,404 120,251 Income for the period 157.9% (26.2%) (538,233) (154,033) (397,240) Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments (4.7%) 6.2% 3,920,676 4,367,159 4,163,041 Equity attributable to equity holders of the Bank 2.2% 12.2% 113,615 124,735 127,528 Non - controlling interest (4.5%) 6.4% 4,034,291 4,491,893 4,290,568 Total Equity Total equity reached $ 4 , 290 , 568 million as of March 31 , 2024 , an increase of 6 . 4 % YoY, mainly due to a lower loss in valuation accounts, which decreased 60 . 8 % in the period due to a better result from inflation hedges due to lower breakeven levels . Compared to December 31 , 2023 , total equity decreases 4 . 5 % due to the fact that at the end of March 2024 , the Board of Directors had announced the proposal to pay a dividend of 70 % of the 2023 profit, while at the end of December 2023 , a distribution of 30 % of the profit is provisioned, in line with the minimum required by regulation . It should be noted that at the Ordinary Shareholders' Meeting held on April 17 , 2024 , the distribution of a dividend of 70 % of 2023 profits was approved . This represents a dividend per share of Ch $ 1 . 84393687 and a dividend yield of 3 . 8% .

27 Solid capital levels with a CET1 of 10.4% and BIS Ratio of 17.0% with a ROAE of 11.2% in 1Q24. C a p i t a l A d e q u a c y a n d R O A E : A cc o un ti ng f i n a n c i a l i n f or m a ti o n Accumulated Var. % Mar - 24/Dec - 23 Mar - 24/Mar - 23 Mar - 23 Dec - 23 Mar - 24 (Ch$ million) (4.3%) 4.8% 4,015,590 4,397,881 4,209,225 Core capital 12.3% (8.1%) 744,073 608,721 683,598 AT1 (2.3%) 2.8% 4,759,663 5,006,601 4,892,823 Tier I 1.4% 13.2% 1,767,221 1,972,132 2,000,722 Tier II (1.2%) 5.6% 6,526,885 6,978,733 6,893,544 Regulatory capital 10.1% (3.0%) 5,444,649 4,793,740 5,280,288 Market Risk Weighted Assets 4.9% 7.3% 4,324,669 4,424,739 4,640,781 Assets weighted by operational risk 0.8% 6.9% 28,617,629 30,333,749 30,586,691 Credit risk weighted assets 2.4% 5.5% 38,386,948 39,552,229 40,507,760 Risk - weighted assets 10.5% 11.1% 10.4% Core capital ratio (CET1) 12.4% 12.7% 12.1% Tier I Ratio 4.6% 5.0% 4.9% Tier II Ratio 17.0% 17.6% 17.0% BIS ratio 6.4% 6.7% 6.2% Leverage 1 13.3% 16.6% 11.2% Quarterly ROAE 13.3% 11.9% 11.2% YTD ROAE 1. Leverage: Core capital / Total regulatory assets, according to FMC calculation. Our CET 1 ratio remains solid at 10 . 4 % and the total BIS ratio reaches 17 . 0 % at the end of March 2024 . Risk - weighted assets (RWA) increased 5 . 5 % since March 31 , 2023 and 2 . 4 % QoQ . We are actively seeking to reduce our market risk - weighted assets through netting and novation of our derivatives portfolio, resulting in a 3 . 0 % YoY decrease . At the same time, core capital increased 4 . 8 % since March 31 , 2023 and decreased 4 . 3 % QoQ primarily due to the increase in the dividend provision described above . Additionally, in January 2024 , the FMC announced the Pillar II charges for six banks in the Chilean system, and we highlight that, on this occasion, they did not assign a Pillar II charge to the Bank . The Bank's ROAE was 11 . 2 % in 1 Q 24 compared to 16 . 6 % in 4 Q 23 , due to the lower result in the quarter as a result of lower inflation and higher operating expenses .

Result

Interest income continues its recovery path in 1Q24 in line with a lower MPR. Income from readjustments decreases due to lower UF variation in 1Q24.

Income from interest and readjustments:

Accounting financial information

Ch$ million	Accumulated		Var. %	Quarterly			Var. %	
	Mar-24	Mar-23	Mar-24/ Mar-23	1Q24	4Q23	1Q23	1T24/1T23	1T24/4T23
Net interest income[1]	310,727	175,345	77.2%	310,727	251,814	175,345	77.2%	23.4%
Net income from readjustments[2]	51,711	101,537	(49.1%)	51,711	127,473	101,537	(49.1%)	(59.4%)
Total net income from interest and readjustments	362,438	276,881	30.9%	362,438	379,286	276,881	30.9%	(4.4%)

1. The net income from interest-bearing assets and liabilities plus the financing cost of cash flow hedges.
2. Net income from inflation-indexed assets and liabilities (UF) plus the financial cost of inflation-related cash flow hedges.

Net interest margin indicators:

Non-accounting financial information

Ch$ million	Accumulated		Var. %	Quarterly			Var. %	
	Mar-24	Mar-23	Mar-24/ Mar-23	1Q24	4Q23	1Q23	1T24/1T23	1T24/4T23
Average generating assets	54,060,364	49,616,961	9.0%	54,060,364	52,494,159	49,616,961	9.0%	3.0%
Average loans	41,125,183	38,940,179	5.6%	41,018,472	40,421,445	38,940,179	5.3%	1.5%
Avg. net gap in inflation indexed (UF) instruments[1]	7,460,657	5,078,368	46.9%	7,460,657	7,693,604	5,078,368	46.9%	(3.0%)
Interest earning asset yield[2]	7.7%	8.6%		7.7%	9.1%	8.6%		
Cost of funds[3]	5.3%	6.8%		5.3%	6.5%	6.8%		
NIM [4]	2.7%	2.2%		2.7%	2.9%	2.2%		
Inflation rate[5]	0.8%	1.3%		0.8%	1.6%	1.3%		
Central Bank reference rate	7.3%	11.3%		7.3%	8.3%	11.3%		
Average Central Bank reference rate	7.60%	11.30%		7.6%	9.1%	11.3%		

1. The average gap between assets and liabilities indexed to the Unidad de Fomento (UF).
2. Interest income divided by average earning assets.
3. Interest expense divided by the sum of interest-bearing liabilities and demand deposits.
4. Net interest income divided by average earning assets.
5. Inflation measured as the variation of the UF in the period.

Year to date net interest and readjustment income (NII) as of March 2024 increased 30.9% compared to the same period in 2023. This increase in NII was mainly due to higher interest income due to the effect of the lower monetary policy rate in our funding cost, which fell from 6.8% to 5.4% in 3M24. The above is partially offset by lower income from readjustments.

28

29 Net income from readjustments decreased 49 . 1 % in 3 M 24 compared to the same period in 2023 , given that the variation in the UF reached 0 . 8 % in 3 M 24 compared to 1 . 3 % in the same period in 2023 . The UF GAP in 3 M 24 is larger than in 3 M 23 , in line with a more stable UF variation vs an expectation of lower inflation in 3 M 23 . The Bank has a shorter duration of interest - bearing liabilities than interest - bearing assets, so our liabilities recognize the change in rates more quickly than our assets . After the rapid rise in the MPR that began in mid - 2021 and continued throughout 2022 , the Central Bank began to cut the MPR in July 2023 from 11 . 25% , with five successive cuts to reach 8 . 25 % in December 2023 and then another cut in 3 M 24 to end the quarter at 7 . 25% . This has led to a rapid recovery in net interest income, increasing by 77 . 2 % in 3 M 24 compared to 3 M 23 . With these two effects, the NIM increased from 2 . 2 % in 3 M 23 to 2 . 7 % in 3 M 24 . In 1 Q 24 , total income net of interest and readjustments decreased by 4 . 4 % compared to 4 Q 23 , just as the NIM decreased from 2 . 9 % in 4 Q 23 and 2 . 7 % in 1 Q 24 . The above responds to the fact that the variation in inflation measured by the variation of the UF was 0 . 8 % in 1 Q 24 , much lower than the 1 . 6 % in 4 Q 23 , explaining the 59 . 4 % decrease in net income due to readjustments in 1 Q 24 compared to 4 Q 23 . This was partially offset by higher interest income in 1 Q 24 compared to 4 Q 23 , which increased 23 . 4 % QoQ due to a lower average MPR in the quarter of 7 . 3 % compared to 8 . 3 % in 4 Q 23 . Our time deposits represent 31 . 9 % of our funding at the end of March, and in general these deposits take the new rate between 30 and 60 days . The swapping of the FCIC at a variable rate represents 11 . 9 % of our funding and therefore with each rate reduction, the funding cost improves (immediate effect since the derivative takes the new rate on the same day the MPR is lowered) . We estimate that the Central Bank will continue to cut the rate during 2024 , with the average MPR around 6% . We also estimate a normalization of inflation towards 3 . 4 % annually . With this scenario, we estimate that our NIM for the year 2024 will follow the recovery path to reach levels of around 3 . 2 % for the entire year .

30 Cost of credit of 1.26% in 3M24, in line with the evolution of asset quality in conjunction with the economic scenario. P r o v i s i o n e x p e n s e : A cc o un ti ng f i n a n c i a l i n f or m a ti o n Var. % Quarterly Var. % Accumulated 1T24/4T23 1T24/1T23 1Q23 4Q23 1Q24 Mar - 24/ Mar - 23 Mar - 23 Mar - 24 Ch$ million 7.6% 22.4% (132,039) (150,254) (161,657) 22.4% (132,039) (161,657) Provisions for credit risk for interbank loans and loans and 1 accounts receivable from clients (197.9%) (152.6% ) (1,354) (2,521) 1,325 (197.9%) (1,354) 1,325 Special provisions for credit ris k 2 4.9% 20.2% (133,393) (152,776) (160,332) 20.2% (133,393) (160,332) Gross provisions 52.5% (2.1% ) 20,314 31,643 30,983 52.5% 20,314 30,983 Recovery of written - off loans (108.1%) (153.4% ) (1,169) (178) 95 (108.1%) (1,169) 95 Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income 6.5% 13.1% (114,249) (121,310) (129,253) 13.1% (114,249) (129,253) Provisions for credit risk 1. I n c l u d e s w r it e - o ff s . 2. Includes additional provisions and provisions for contingent loans. I n d i c a t o r s of ass e t q u a l i t y a n d c o s t of c r e d i t : N o n - a cc o un ti ng f i n a n c i a l i n f or m a ti o n Quarterly Accumulated 1Q23 4Q23 1Q24 Mar - 23 Mar - 24 1.17% 1.20% 1.26% 1.17% 1.26% Cost of credi t 1 2.7% 2.8% 2.9% 2.7% 2.9% Expected loss ratio (LLA / total loans) 1.9% 2.3% 2.5% 1.9% 2.5% NPL ratio (90 days or more overdue/ total loans) 5.1% 5.6% 5.8% 5.1% 5.8% Impaired loan ratio (impaired loans / total loans) 185.5% 157.3% 142.4% 185.5% 142.4% Coverage of NPL s 2 1. Annualized provision expense divided by average loans. 2. Balance sheet provisions include additional provisions over non - performing loans During the Covid - 19 pandemic, asset quality benefited from state aid and withdrawals from pension funds, which produced a positive evolution of these during that period, later normalizing in line with the economy and the drainage of excess liquidity from households . More recently, the behavior of our clients is reflecting the state of the economy and the labor market, where non - performing loans (NPLs) are slightly higher than usual . Given the above, in 1 Q 24 , the non - performing loan ratio increased from 1 . 9 % in 1 Q 23 to 2 . 3 % in 4 Q 23 and 2 . 5 % in 1 Q 24 . It is important to mention that the 4 Q 23 and 1 Q 24 data are below the increasing trend due to a calendar effect in these quarters . The impaired portfolio ratio increased from 5 . 1 % in 1 Q 23 to 5 . 6 % in 4 Q 23 and 5 . 8 % in 1 Q 24 . Finally, the expected loss ratio (provisions for credit risk divided by total loans) has increased slightly, from 2 . 7 % in 1 Q 23 to 2 . 8 % in 4 Q 23 , to 2 . 9 % in 1 Q 24 product of higher provisions made in recent periods . The provision for credit risk totaled $ 129 , 253 million in the three - month period ended March 31 , 2024 , an increase of 14 . 1 % compared to the same period in 2023 and in the same line, the cost of credit went from 1 . 17 % at the end of March 2023 to 1 . 26 % at the end of March 2024 .

31 In the quarter, provisions for credit risk increased 6 . 5 % compared to 4 Q 23 . This increase in provisions is explained by an increase in the expense of provisions for credit risk for banks and loans and accounts receivable from clients, which grew 7 . 6 % QoQ explained by the increase in the mortgage portfolio . This was offset to a lesser extent by a reversal of special provisions for credit risk in the commercial portfolio in the quarter . With these results, the cost of credit in 1 Q 24 increased from 1 . 20 % in 4 Q 23 to 1 . 26 % in 1 Q 24 . The NPL coverage ratio (which includes the voluntary provisions of Ch $ 293 billion arranged by the Board of Directors between the 2020 - 2022 periods and Ch $ 6 billion due to the requirement of our regulator) decreased from 185 . 5 % in 1 Q 23 to 157 . 3 % in 4 Q 23 and 142 . 4 % in 1 Q 24 . This decrease in coverage in the first quarter of 2024 is due to the increase in NPLs in the commercial and mortgage portfolio . We estimate that the evolution of portfolio quality in the coming quarters will follow the trend of the economy in 2024 . Expense for net credit risk provisions by product : A cc o un ti ng f i n a n c i a l i n f or m a ti o n Var. % Quarterly Var. % Accumulated 1T24/1T23 1T24/4T23 1Q23 4Q23 1Q24 Mar - 24/ Mar - 23 Mar - 23 Mar - 24 Ch$ million (0.5%) 19.6% (66,431) (79,874) (79,457) 19.6% (66,431) (79,457) Consumer (32.4%) (17.4%) (30,032) (36,693) (24,812) (17.4%) (30,032) (24,812) Commercial 426.8% 40.5% (17,786) (4,743) (24,984) 40.5% (17,786) (24,984) Mortgage 6.5% 13.1% (114,249) (121,310) (129,253) 13.1% (114,249) (129,253) Provisions for credit risk Consumer loan provision expense increased 19 . 6 % in 3 M 24 compared to the same period in 2023 and decreased 0 . 5 % in 1 Q 24 compared to 4 Q 23 . The consumer NPL ratio increased from 2 . 1 % in March 2023 and December 2023 to 2 . 3 % in March 2024 . The increase is mainly related to the liquidity levels of households that have already returned to normal pre - pandemic levels added to a weaker economy . Given the above, the total consumer impaired rate increased, going from 3 . 8 % in March 2023 to 4 . 9 % in December 2023 , where it has remained stable as of March 2024 . With this, the NPL coverage of consumer loans is at 383 . 2 % in March 2024 . Commercial loan provision expenses decreased 17 . 4 % in 3 M 24 and compared to 4 Q 24 , commercial loan provisions decreased 32 . 4 % in 1 Q 24 . The decrease in provision expense in the quarter is primarily due to higher recoveries on previously written - off loans . This was partially offset by higher provisions for our portfolio evaluated as a group, with greater provisioning for the part of the portfolio that is in a normal situation, that is, without delayed payments, in line with the evolution of the economy . The commercial NPL ratio increased from 2 . 6 % in March 2023 to 3 . 2 % in December 2023 to 3 . 5 % in March 2024 and the NPL coverage ratio of this portfolio decreased from 165 . 4 % in March 2023 to 137 . 1 % in December 2023 and 124 . 2 % in March 2024 . On the other hand, the commercial impaired ratio increased at a slower rate from 7 . 3 % in 1 Q 23 to 7 . 6 % in 4 Q 23 and 7 . 7 % in 1 Q 24 . This lower growth in the commercial impaired ratio in the first quarter indicates that although the NPL ratio continues to rise, the growth of clients with payment weaknesses is more stagnant . Provision expenses for mortgage loans increased 40 . 5 % in 3 M 24 compared to the same period in 2023 and 426 . 7 % QoQ . This is explained by the evolution of the behavior of this portfolio in recent months . The mortgage NPL rate, which was 1 . 0 % in March 2023 , worsened to 1 . 3 % in December 2023 and 1 . 5 % in March 2024 . The mortgage impaired ratio increased from 3 . 1 % in March 2023 to 3 . 7 % as of December 2023 and 4 . 0 % as of March

32 2024 . The mortgage NPL coverage ratio drops from 87 . 1 % in March 2023 and 74 . 1 % in December 2023 to 70 . 9 % in March 2024 , it is important to remember that this portfolio has the property as collateral and today the portfolio has an LTV below 70% . For more information on credit risk and asset quality, please see Section 6 : Risk . Fees increase 10 . 1 % QoQ, due to a larger customer base and use of products such as insurance and mutual funds Net fees and commissions increased 10 . 1 % QoQ due to the increase in clients and greater use of products such as mutual funds and insurance, where the Bank earns brokerage commissions . With this, the recurrence ratio (total net commissions divided by total expenses) is 48 . 9 % in 1 Q 24 , demonstrating that almost half of the Bank's expenses are financed with commissions generated by our clients . In the first quarter of 2024 , commissions decreased 2 . 3 % compared to the same quarter of 2023 , mainly due to lower card fees and lower commissions earned on financial advice . However, commissions on our other main products continue to show good trends . F ee s p e r p r o d u c t : A cc o un ti ng f i n a n c i a l i n f or m a ti o n T h e e v o l u ti o n o f c o mmi ss i o n s by p ro du c t s w a s a s f o ll o w s : Var. % Quarterly Var. % Accumulated 1T24/4T23 1T24/1T23 1Q23 4Q23 1Q24 Mar - 24/ Mar - 23 Mar - 23 Mar - 24 Ch$ million (23.0%) (15.9%) 33,886 37,019 28,512 (15.9%) 33,886 28,512 Cards 10.7% 24.0% 14,304 16,031 17,744 24.0% 14,304 17,744 Mutual Fund Brokerage 22.6% 5.3% 15,549 13,353 16,368 5.3% 15,549 16,368 Insurance brokerage (0.4%) (15.0%) 9,303 7,938 7,905 (15.0%) 9,303 7,905 Guarantee 26.8% (2.3%) 16,166 12,456 15,794 (2.3%) 16,166 15,794 Collections 9.3% 21.2% 14,167 15,702 17,170 21.2% 14,167 17,170 Current accounts (13.4%) 40.4% 10,216 16,571 14,345 40.4% 10,216 14,345 Getnet (9.8%) 2.7% 3,347 3,812 3,437 2.7% 3,347 3,437 Prepayment of credits (173.7%) (56.6%) 12,998 (7,650) 5,639 (56.6%) 12,998 5,639 Others 10.1% (2.3%) 129,935 115,234 126,914 (2.3%) 129,935 126,914 Total commissions Credit and debit card fees decreased 15 . 9 % in 3 M 24 compared to the same period in 2023 and 23 . 0 % QoQ due to the impact of the regulatory change on interchange rates . Collection fees decreased 2 . 3 % in 3 M 24 compared to the same period of the year due to lower life insurance collection fees . In 1 Q 24 collection fees grew 26 . 8 % compared to 4 Q 23 due to higher collections related to insurance collections in the quarter . Insurance brokerage fees increased 5 . 3 % in 3 M 24 compared to the same period in 2023 driven by an increase in business insurance, not related to credit such as life insurance . In 3 M 24 , insurance brokerage fees increased

33 26 . 8 % compared to 4 Q 23 due to lower non - credit insurance commissions for individuals in the quarter, mainly due to advances in digital platforms that facilitate clients to search and buy these products online in an easier way . Current account fees increased 21 . 2 % in 3 M 24 compared to the same period in 2023 , while in 1 Q 24 they increased 9 . 3 % QoQ . Growth in account openings continued to grow strongly during the quarter . With this, the bank's market share in total current accounts as of January 2024 is 24 . 8% . Additionally, this includes a strong increase in customer demand for US dollar current accounts as customers can digitally open this type of account through our Santander Life platform in a few easy steps . We have opened 150 , 349 accounts in the last 12 months (as of January 2024 ) to reach a total of 365 , 092 current accounts in US $ , reaching a total market share of 39 . 6% . Getnet, our acquiring business, provided a strong increase in the SME client base for the bank, with more than 182 thousand SMEs as clients . It currently has more than 163 thousand POS machines in operation and presents an increase of 40 . 4 % YoY and a decrease of 13 . 4 % QoQ after a strong quarter in 4 Q 23 due to seasonality . Commissions for prepayment of loans increased 2 . 7 % in 3 M 24 compared to the same period in 2023 due to higher levels of prepayment of consumer loans . Credit prepayment commissions decreased 9 . 8 % QoQ, mainly due to lower commercial credit prepayments . In the last item, others, commissions for financial advice are considered, which experienced good growth in 2023 due to CIB's business, in particular due to the restructuring of our clients' liabilities, which was not repeated at the same level in 1 Q 24 . It is worth remembering that in 4 Q 23 the contract with our support company Santander Gestión de Recaudación y Cobranzas, Ltda was adjusted, producing an extraordinary expense in the quarter . Solid treasury income from clients with net financial results decreasing 34.3% in 3M24 due to lower income from the trading portfolio. N e t f i n a n c i a l r e s u l t s : A cc o un ti ng f i n a n c i a l i n f or m a ti o n Var % Quarterly Var % Accumulated 1T24/1T23 1T24/4T23 1Q23 4Q23 1Q24 Mar - 24/ Mar - 23 Mar - 23 Mar - 24 Ch$ million (81.2%) (101.3%) 133,242 (8,943) (1,684) (101.3%) 133,242 (1,684) Financial assets and liabilities for trading (48.8%) 24.8% (36,561) (89,049) (45,636) 24.8% (36,561) (45,636) Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income (36.5%) (608.5%) (19,309) 154,687 98,187 (608.5%) (19,309) 98,187 Changes, readjustments and hedge accounting in foreign currency (10.3%) (34.3%) 77,371 56,695 50,867 (34.3%) 77,371 50,867 Net financial results Net financial results recorded a profit of $ 50 , 867 million in 3 M 24 , a decrease of 34 . 3 % compared to 3 M 23 , mainly due to a loss of our financial assets and liabilities for trading (trading portfolio) and offset by higher gains from foreign currency hedges .

34 In 1 Q 24 , net financial results decreased by 10 . 3 % compared to 4 Q 23 due to a lower gain on changes, readjustments and hedge accounting in foreign currency and offset by a lower loss of the trading portfolio and lower losses from the derecognition instruments of our available for sale portfolio . For a better understanding of these lines, they are presented by business area in the following table : N e t f i n a n c i a l r e s u l t s b y b u s i n e ss : N o n - a cc o un ti ng f i n a n c i a l i n f or m a ti o n Var % Quarterly Var % Accumulated 1T24/1T23 1T24/4T23 1Q23 4Q23 1Q24 Mar - 24/ Mar - 23 Mar - 23 Mar - 24 Ch$ million 7.3% (12.5%) 72,001 58,719 63,015 (12.5%) 72,001 63,015 Client 500.1% (326.2%) (326.2%) 5,370 (2,024) (12,148) 5,370 (12,148) Non clien t 1 (10.3%) (34.3%) 77,371 56,695 50,867 (34.3%) 77,371 50,867 Total net financial transactions 1. Non client treasury income. These results include interest income and the mark - to - market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division. Revenue from client treasury services reached a profit of $63,015 million as of 3M24, a decrease of 12.5% compared to the same previous period, and an increase of 7.3% compared to 4Q23. These results reflect client demand for treasury products such as spot currency purchases, forward contracts and derivatives due to high market volatility and the high level of the monetary policy rate. Non - customer treasury totaled a loss of Ch $ 12 , 148 million compared to a profit of Ch $ 5 , 370 million and a loss of Ch $ 2 , 024 million in 4 Q 23 . This result is due to a loss due to the management of Financial Management liabilities in the quarter explained by bond repurchases among others and negative results in the inefficiency of portfolio coverage managed by Financial Management and due to sales of portfolios in the period . Support expenses increased 4 . 3 % in 3 M 24 in line with guidance Support expenses (remunerations, administration and amortization) grew 4 . 3 % YoY and decreased 2 . 2 % QoQ . Total operating expenses increased 19 . 5 % in 3 M 24 compared to the same period in 2023 driven by higher other operating expenses related to the restructuring of our branch network and the transformation to Workcafés and also advances in Digital Banking . The Bank's efficiency ratio reached 47 . 4 % as of March 31 , 2024 , higher than 44 . 4 % in the same previous period, due to other operating expenses in the quarter . On the other hand, the ratio of costs to assets increases to 1 . 4 % in 3 M 24 vs . 1 . 3 % in the same period of the previous year . Productivity also continues to improve, with volumes per branch (loans plus deposits) increasing 20 . 7 % YoY and volumes per employee growing 12 . 8 % YoY . This increase in productivity is a reflection of the strength of our digital channels and a higher level of automation in the different cost centers . During 2024 , the Bank is focused on advancing the execution of its US $ 450 million investment plan for the years 2023 - 2026 with a focus on technology initiatives and branch renovation .

Operating expenses:

Accounting financial information

	Accumulated		Var %	Quarterly			Var %	
Ch$ million	**Mar-24**	**Mar-23**	**Mar-24/ Mar-23**	**1Q24**	**4Q23**	**1Q23**	**1T24/1T23**	**1T24/4T23**
Personnel expenses	(91,020)	(97,214)	(6.4%)	(91,020)	(95,465)	(97,214)	(6.4%)	(4.7%)
Administrative expenses	(92,262)	(77,297)	19.4%	(92,262)	(92,611)	(77,297)	19.4%	(0.4%)
Depreciation and amortization	(36,274)	(36,047)	0.6%	(36,274)	(36,472)	(36,047)	0.6%	(0.5%)
Structural support costs	**(219,556)**	**(210,558)**	**4.3%**	**(219,556)**	**(224,548)**	**(210,558)**	**4.3%**	**(2.2%)**
Other operational expenses	(40,199)	(6,769)	493.9%	(40,199)	(13,604)	(6,769)	493.9%	195.5%
Impairment	—	—	--%	-	(1,912)	-	--%	--%
Operating expenses	**(259,756)**	**(217,327)**	**19.5%**	**(259,756)**	**(240,064)**	**(217,327)**	**19.5%**	**8.2%**

Other indicators of productivity and efficiency

Non-accounting financial information

	Accumulated		Var %	Quarterly			Var %	
Ch$ million	**Mar-24**	**Mar-23**	**Mar-24/ Mar-23**	**1Q24**	**4Q23**	**1Q23**	**1T24/1T23**	**1T24/4T23**
Branches	**246**	**278**	**(11.5%)**	**246**	**247**	**278**	**(11.5%)**	**(0.4%)**
Traditional	136	174	(21.8%)	136	136	174	(21.8%)	–%
WorkCafé	87	74	17.6%	87	86	74	17.6%	1.2%
WorkCafé Expresso	6	4	50.0%	6	5	4	50.0%	20.0%
Middle market centers	13	21	(38.1%)	13	16	21	(38.1%)	(18.8%)
Select	4	5	(20.0%)	4	4	5	(20.0%)	0.0%
Employees	**8,976**	**9,477**	**(5.3%)**	**8,976**	**9,229**	**9,477**	**(5.3%)**	**(2.7%)**
Efficiency ratio[1]	**47.4%**	**44.4%**	**300pb**	**47.4%**	**43.1%**	**44.4%**	**430pb**	**300pb**
Volume per branch (Ch$ million)[2]	291,779	241,692	20.7%	291,779	285,801	241,692	20.7%	2.1%
Volume per employee (Ch$ million)[3]	7,997	7,090	12.8%	7,997	7,649	7,090	12.8%	4.5%
Costs / Assets[4]	**1.4%**	**1.3%**	**10pb**	**1.4%**	**1.3%**	**1.3%**	**10pb**	**10pb**

1. Operating expenses divided by operating income.
2. Loans + deposits divided by branches (points of sales).
3. Loans + deposits divided by employees.
4. Annualized operating expenses / average total assets.

Personnel expenses decreased by 6.4% in 3M24 compared to the same period in 2023, due to a lower number of employees, which fell 5.3% in the same period, which is partly offset by the adjustment in salaries according to inflation. Compared to 4Q23, personnel expenses decreased 4.7% QoQ, mainly due to lower spending on short-term incentives and training in 1Q24 in line with the decrease in the number of employees.

Administrative expenses increased 19.4% in 3M24 compared to the same period in 2023. In the same period, the value of the UF has increased 4.3%, increasing expenses related to leases and other long-term contracts and services. In 1Q24, administrative expenses decreased 0.4% compared to 4Q23 due to lower expenses related to

35

36 outsourced services such as technological development, partially offset by the effect of the UF variation and the increase in the exchange rate . Amortization expenses increased 0 . 6 % in 3 M 24 compared to the same period in 2023 due to higher amortization of internally generated software . Amortization expenses decreased slightly by 0 . 5 % in 1 Q 24 compared to 4 Q 23 due to less depreciation of the Bank's fixed assets in the quarter, offset by higher amortization of intangibles in the quarter . During 4 Q 23 , the Bank recognized impairment expenses of $ 1 , 912 million related to the software developed for the Superdigital prepaid card . Más Lucas, our paid view account is replacing this product for this segment . Other operating expenses increased 493 . 9 % in 3 M 24 compared to the same period in 2023 , and 195 . 5 % QoQ . The increase corresponds to a low comparative base where in 2023 we took advantage of lower expenses for insurance premiums for operational risk events, which is now at normalized levels and additionally in 1 Q 24 we recognized a one - off provision for restructuring plans of approximately $ 17 , 000 million due to advances in our transformation of the branch network and progress towards digital banking which implies a movement from operational functions to administrative functions . Other operating income, results from investments in companies and taxes In these items we highlight the lower result from investments in companies due to the better results of Transbank in the period . As a reminder, we have a 25 % stake in Transbank, and the Bank is in the process of selling its stake in this company . O t h e r n e t o p e r a t i n g i n c o m e a n d t a x e s : A cc o un ti ng f i n a n c i a l i n f or m a ti o n Var % Quarterly Var % Accumulated 1T24/4T23 1T24/1T23 1Q23 4Q23 1Q24 Mar - 24/ Mar - 23 Mar - 23 Mar - 24 Ch$ million 699.3% 990.3% 544 742 5,931 990.3% 544 5,931 Other operating income (41.6%) (10.7%) 1,542 2,357 1,377 (10.7%) 1,542 1,377 Income from investment in associates (98.6%) (99.0%) 2,929 2,176 30 (99.0%) 2,929 30 Results from non - current assets and non - continued operations 91.5% 99.0% (17,838) (18,538) (35,505) 99.0% (17,838) (35,505) Income tax 11.3% 9.5% 22.4% 11.3% 22.4% Effective tax rate The increase in other income during 1 Q 24 is due to higher recoveries from fraud claims . Income tax expense in 3 M 24 totaled $ 35 , 505 million, an increase of 99 . 0 % compared to the same period in 2023 due to a gain on permanent differences caused by the monetary correction of tax equity capital . For tax purposes, our capital must be readjusted by CPI, therefore, when the CPI is high, the effective tax rate tends to be lower . As of March 2024 , the effective rate was 22 . 4% . In 1 Q 24 , tax expenses increased 91 . 5 % compared to the previous quarter due to the gain on permanent differences originated in the quarter . Additionally, in 4 Q 23 there was the payment of the semi - annual coupon of our AT 1 bond in the month of October, which generated a tax benefit, reducing the effective rate to 9 . 5 % in the quarter .

37 Accumulated taxes: Change % Non - accounting financial information Mar - 24/Mar - 23 Mar - 23 Mar - 24 Ch$ million 0.6% 157,626 158,550 Income before tax (23.4%) (56,955) (43,656) Price level restatement of capita l 1 (148.0%) (34,605) 16,609 Other permanent differences, deferred taxes 99.0% 66,066 131,503 Adjusted income before tax +0bp 27.0% 27.0% Tax rate 99.0% (17,838) (35,505) Income tax +1,108bp 11.3% 22.4% Effective tax rate 1. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied on income before tax after monetary correction of capital. For more information see Note 18 of the Consolidated Interim Financial Statements.

Section 5: Guidance

With all of the above, the Bank's expectations for the growth of volumes, capital and results for the year 2024 are as follows:

Indicator	Expectation	Key factor
Loans	Growth of mid-single digit	Economic growth.
NIM	NIM around 3.2% under current assumptions of the macro environment for rates and inflation.	Control of inflation and speed of reduction of the MPR, mix of assets and liabilities.
Non- NII	Mid-single digits	Customer growth and product usage, but impacted due to lower exchange rates
Costs	In line with inflation (excluding one-time other expenses in the month of March)	Inflation, total employees, exchange rate, productivity and investment plans.
Cost of credit	Around 1.3% asset quality following the economic cycle.	Subject to the evolution of the cycle and economic recovery.
ROE	ROE recovering towards normalized levels, 15%-17%	Updated based on new rate and inflation scenarios.
CET1	Ending the year around 11%	ROE, equity growth and risk-weighted assets and dividend policy.

Medium-term ROE expectation remains at 17%-19%

38

Section 6: Risks

Risk management in 1Q24 has focused on strengthening our risk structure in the face of low economic activity and the labor market conditions.

Credit risk

Estimated expected loss:

The estimation of provisions is based on models of expected loss, in line with Chapter B1 of the FMC's Accounting Standards Compendium. The loan portfolio is divided into individually and collectively analyzed loans. Within each group, there are different provision models for consumer loans, mortgages, and commercial loans. The provisions of the majority of loans are determined, in simple terms, through the following formula of expected loss.


PROVISIONS
=
EXPOSURE
x
PROBABILITY OF NON-COMPLIANCE
x
SEVERITY
Value of the loan.
Probability % of debtor falling into non-compliance. This probability is determined depending on what type of client they are and their historical behavior, among other variables.
The percentage of exposure that the bank could lose if the debtor defaults. It is the division between the effective losses incurred, over exposure

Provisions for individual assessments

According to the FMC, an individual assessment of commercial debtors is necessary for companies that, due to their size, complexity, or level of exposure, must be analysed in detail. The debtors' analysis is primarily focused on their creditworthiness. Therefore, they are classified in the corresponding risk category and by their respective credit transactions and contingent loans before being assigned to one of the following portfolio categories: Normal, Substandard, and Impaired portfolio. For this assignation, several risk factors are considered: the industry or economic sector, their business, partners and management's situation, financial situation, payment ability, and payment performance. Thus, the portfolio assignations are:

- **Normal Portfolio:** it considers debtors whose payment ability enables them to meet their obligations and commitments and in which there is no foreseeable alteration regarding their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.
- **Substandard Portfolio:** it includes debtors with financial difficulties or significant deterioration in their payment ability and of which there is reasonable doubt concerning their future reimbursement of the principal and interests within the contractual terms, displaying a limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.
- **Impaired Portfolio:** it includes debtors and related loans where recovery is considered remote, as they display a reduced or null repayment capacity. This portfolio encompasses debtors who have stopped

39

paying their loans or show clear signs they will stop paying, as well as those who require forced debt restructuring, reducing the due obligation or delaying their principal repayment or interests; and any other debtor who is beyond 90 days overdue in their payment of interests or principal. The classifications assigned to this portfolio are categories from C1 to C6.

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a percentage for the probability of default and loss given default (severity), which results in percentages of expected loss.

Portfolio	Debtor's category	Probability of Default (%)	Severity (%)	Expected loss (%)
Normal porfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	TO 5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard portoflio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

To calculate the provisions to cover an impaired portfolio, firstly, an expected loss rate is determined by calculating the amounts recoverable through financial guarantees and deducting the present value of recoveries obtained through collection services after related expenses. Once the expected loss range is determined, the corresponding provision percentage is applied over the exposure amount, which encompasses loans and contingent loans of the same debtor. The provision rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Provision
C1	Until 3%	2%
C2	More than 3% up to 20%	10%
C3	More than 20% up to 30%	25%
C4	More than 30% up to 50%	40%
C5	More than 50% up to 80%	65%
C6	More than 80%	90%

All debtors' credits must be maintained in the impaired portfolio until their payment capacity or performance is normalized, regardless of the sanctioning procedures for each credit, particularly those that comply with the conditions of Title II of Chapter B-2 of the accounting compendium for CMF banks. (Compendium of Bank Accounting Standards or CNC).

Provisions for group assessments

Group assessments are appropriate to address a large volume of transactions that have small individual balances belonging to individuals or small companies. To determine their provisions, group assessments require the

40

41 clustering of debtors with similar characteristics in terms of debtor type and loan commitments in order to determine both the group's payment behaviour and the recovery of defaulted loans, using technically substantiated estimates and prudential criteria . The model used is based on the debtor's characteristics, payment history, outstanding loans, and defaults, among other relevant factors . The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions of the group assessment portfolio . This considers commercial loans for debtors that are not assessed individually, mortgage and consumer loans (including instalment loans, credit cards and overdraft lines) . Such methodology allows the Bank to independently identify the portfolio's performance in the year and thus determine the provision required to cover losses manifested within one year starting from the balance date . The customers are segmented according to their internal and external characteristics into clusters or profiles to differentiate each portfolio's risk in a more appropriate and orderly manner (customer - portfolio model) . This is known as the profile allocation method, which is based on a statistical construction model that, through logistic regression, establishes relations between variables – such as default, external performance, and socio - demographic data, among others – and a response variable that determines the client's risk, in this case a default equal or beyond 90 days . After this, common profiles are defined and assigned a Probability of Non Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV) . Once the customers have been profiled and assigned a PNP and a SEV in terms of their loan's profile, the exposure of default is calculated . This estimation includes the customer's book value of loans and accounts receivables added to contingent loans, minus any recoverable amount through collateral enforcement (for credits other than consumer loans) . Notwithstanding the above, to constitute provisions concerning commercial and housing loans, the Bank must establish minimum provisions adhering to the standard method set by the FMC for these types of loans . While such standard model constitutes a minimum prudential baseline, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining sufficient provisions protecting this portfolio's credit risk . The impaired portfolio includes all current and contingent loans of those debtors who are more than 90 days past due in the payment of any interest or principal . It also includes debtors who have been granted a loan to refinance a loan more than 60 days past due and debtors who have undergone forced debt restructuring or partial debt forgiveness . On April 27 , 2022 , in the last amendment to the Compendium of Accounting Standards (CNC) for Banks, it was established that the formation of the group portfolio for commercial exposures, other than student loans, associated with the same counterparty, should not pass a threshold of 20 , 000 UF and 0 . 2 % of the group portfolio .

Loans and accounts receivable from customers As of March 31, 2024 (Ch$ million)	Assets before allowances						Established allowances								
	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Total	Normal portfolio		Substandard Portfolio	Non-performing portfolio		Subtotal	Deductible guarantee FOGAPE Covid-19	Total	Net financial asset
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,298,113	4,261,068	805,819	656,355	392,789	**13,414,144**	51,468	55,394	22,495	223,529	174,803	**527,689**	8,173	**535,862**	**12,878,282**
Chilean export foreign trade loans	1,192,606	13,277	36,102	19,358	1,763	**1,263,106**	16,496	351	2,544	11,342	1,077	**31,810**	-	**31,810**	**1,231,296**
Chilean import foreign trade loans	732,250	64,829	19,182	13,307	1,749	**831,317**	16,268	1,838	3,199	9,470	1,159	**31,934**	-	**31,934**	**799,383**
Foreign trade between third parties	1,221	-	-	-	-	**1,221**	69	-	-	-	-	**69**	-	**69**	**1,152**
Checking accounts debtors	85,780	37,221	13,152	2,618	7,833	**146,604**	1,427	1,134	956	1,440	5,909	**10,866**	-	**10,866**	**135,738**
Credi card debtors	33,884	96,994	2,184	1,410	10,314	**144,786**	793	3,037	281	615	8,144	**12,870**	-	**12,870**	**131,916**
Factoring transactions	906,480	44,614	12,739	1,924	6,163	**971,920**	8,330	877	2,114	1,475	6,163	**18,959**	-	**18,959**	**952,961**
Leasing transactions	850,987	192,726	110,032	55,561	8,215	**1,217,521**	4,104	3,764	2,140	7,028	4,534	**21,570**	24	**21,594**	**1,195,927**
Student loans	-	34,155	-	-	10,496	**44,651**	-	1,055	-	-	2,487	**3,542**	-	**3,542**	**41,109**
Other loans and accounts receivable	5,149	286,223	712	12,313	5,770	**310,167**	72	3,084	56	9,830	2,746	**15,788**	-	**15,788**	**294,379**
Subtotal	11,106,470	**5,031,107**	**999,922**	**762,846**	**445,092**	**18,345,437**	**99,027**	**70,534**	**33,785**	**264,729**	**207,022**	**675,097**	**8,197**	**683,294**	**17,662,143**
Mortgage loans															
Loans with letters of credit	-	303	-	-	44	**347**	-	-	-	-	20	**20**	-	**20**	**327**
Mortgage transferable mutual loans	-	773	-	-	90	**863**	-	1	-	-	25	**26**	-	**26**	**837**
Mortgage mutual loans financed through mortgage finance bonds	-	86,742	-	-	2,884	**89,626**	-	142	-	-	233	**375**	-	**375**	**89,251**
Other mortgage mutual loans	-	16,420,102	-	-	683,452	**17,103,554**	-	32,490	-	-	134,668	**167,158**	-	**167,158**	**16,936,396**
Mortgage financial leasing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	69,495	-	-	5,702	**75,197**	-	200	-	-	1,943	**2,143**	-	**2,143**	**73,054**
Subtotal	**-**	**16,577,415**	**-**	**-**	**692,172**	**17,269,587**	**-**	**32,833**	**-**	**-**	**136,889**	**169,722**	**-**	**169,722**	**17,099,865**
Consumer loans															
Installment consumer loans	-	3,471,009	-	-	235,910	**3,706,919**	-	119,555	-	-	134,692	**254,247**	-	**254,247**	**3,452,672**
Current account debtors	-	137,987	-	-	8,995	**146,982**	-	6,458	-	-	6,543	**13,001**	-	**13,001**	**133,981**
Credit card debtors	-	1,748,587	-	-	31,585	**1,780,172**	-	44,956	-	-	23,127	**68,083**	-	**68,083**	**1,712,089**
Consumer leasing transactions	-	1,927	-	-	57	**1,984**	-	23	-	-	44	**67**	-	**67**	**1,917**
Other loans and accounts receivable	-	112	-	-	452	**564**	-	24	-	-	321	**345**	-	**345**	**219**
Subtotal	**-**	**5,359,622**	**-**	**-**	**276,999**	**5,636,621**	**-**	**171,016**	**-**	**-**	**164,727**	**335,743**	**-**	**335,743**	**5,300,878**
TOTAL	**11,106,470**	**26,968,144**	**999,922**	**762,846**	**1,414,263**	**41,251,645**	**99,027**	**274,383**	**33,785**	**264,729**	**508,638**	**1,180,562**	**8,197**	**1,188,759**	**40,062,886**

Credit quality of debtors

At the end of March 2024, the NPL rate continues to increase, reaching 2.5% as of March 2024. It is important to keep in mind that, like December 2023, the ratio in March has a calendar effect. The coverage ratio, including additional provisions, reached 142.4% in March 2024 with the expected loss ratio (credit risk provisions divided by total loans) increasing slightly to 2.9%. The impaired ratio closed at 5.8%, a slight increase from 5.6% in December 2023. The impaired ratio includes NPLs and restructured ones, being an indicator with a vision broader than the NPL. The commercial portfolio has increased in NPLs and impairment over the last 12 months while the mortgage portfolio has been a little more stressed in the last quarter, both due to the economic cycle and the conditions of the labor market. However, it is important to remember that mortgage loans, in general, have a property as guarantee.

Asset credit quality

				Var %	
Ch$ million	**Mar-24**	**Dec-23**	**Mar-23**	**Mar-24/Mar-23**	**Mar-24/Dec-23**
Total loans[1]	41,252,964	40,811,886	38,911,136	6.0%	1.1%
Loan loss allowances (LLAs)[2]	(1,487,764)	(1,453,103)	(1,344,463)	10.7%	2.4%
Non-Performing Loans[3] (NPLs)	1,044,628	923,852	724,936	**44.1%**	**13.1%**
Consumer NPLs	127,787	118,264	109,814	16.4%	8.1%
Commercial NPLs	653,480	582,343	456,067	43.3%	12.2%
Mortgage NPLs	263,362	223,245	159,055	65.6%	18.0%
Impaired loans[4]	**2,397,573**	**2,291,621**	**1,993,935**	**20.2%**	**4.6%**
Consumer impaired loans	276,999	276,000	202,317	36.9%	0.4%
Commercial impaired loans	1,428,401	1,380,121	1,289,350	10.8%	3.5%
Mortgage impaired loans	692,173	635,500	502,267	37.8%	8.9%
Expected loss ratio[5] (LLA / total loans)	**2.9%**	**2.8%**	**2.7%**		
NPL ratio (NPL / total loans)	**2.5%**	**2.3%**	**1.9%**		
Consumer NPL ratio	2.3%	2.1%	2.1%		
Commercial NPL ratio	3.5%	3.2%	2.6%		
Mortgage NPL ratio	1.5%	1.3%	1.0%		
Impaired loan ratio (impaired / total loans)	**5.80%**	**5.6%**	**5.1%**		
Consumer impaired ratio	4.9%	4.9%	3.8%		
Commercial impaired ratio	7.7%	7.6%	7.3%		
Mortgage impaired ratio	4.0%	3.7%	3.1%		
NPL coverage ratio[6]	**142.4%**	**157.3%**	**185.5%**		
Coverage ratio without mortgages[7]	166.5%	183.8%	213.1%		
Consumer coverage ratio[8]	383.2%	413.8%	411.3%		
Commercial coverage ratio[9]	124.2%	137.1%	165.4%		
Mortgage coverage ratio[10]	70.9%	74.1%	87.1%		

1. Includes interbank loans.
2. Adjusted to include the $293 billion of additional provisions and $6 billion of additional provisions required by the FMC for the commercial portfolio.
3. Total gross amount of loans with at least one installment more than 90 days late.
4.. Includes: (a) for loans individually assessed for impairment: (i) the amount of all loans of clients classified between C1 to C6 and ii) the amount of all clients with at least one loan in default (and that is not a mortgage with less than 90 days in arrears), independent of category; and (b) for loans collectively evaluated for impairment, the amount of all loans of a customer when the customer is delinquent on at least one loan or has been renegotiated.

43

13.7% 41.9% 44.5% Consumer Mortgage Co mm e rc ia l Social services and other communal services Commerce Real estate services Agriculture, livestock, fishing, forestry, etc. Manufacturing Utilities Construction Transport Financial services T ele c o mm uni c a t ion s Mining Oil and natural gas 5. LLA / total loans . Measures the percentage of loans for which the bank provisions given its internal model and FMC regulations . Adjusted to include the $ 293 billion of additional provisions and $ 6 billion of additional provisions required by the FMC for the commercial portfolio . 6. LLA/NPLs . Adjusted to include the $ 293 billion of additional provisions and $ 6 billion of additional provisions required by the FMC for the commercial portfolio . 7. Commercial and consumer LLA / Commercial and consumer NPLs . Adjusted to include the $ 122 billion of additional provisions for the commercial portfolio, the $ 154 billion of additional provisions for the consumer portfolio and $ 6 billion of additional provisions required by the FMC for the commercial portfolio . 8. LLA consumption/consumption NPLs . Adjusted to include the $ 154 billion of additional provisions for the consumer portfolio . 9. LLA of commercial/commercial NPLs . Adjusted to include the $ 122 billion of additional provisions for the commercial portfolio and $ 6 billion of additional provisions required by the FMC for the commercial portfolio . 10. LLA of mortgage/mortgage NPLs . Adjusted to include additional provisions of $ 17 billion for the mortgage portfolio . D i s tr i b u t i o n b y e c o n o m i c s e c t o r By economic sector, the Bank's portfolio is highly diversified, not presenting a significant percentage exposed to a particular industry, increasing the possibility of having a stable portfolio over time. 100% Total portfolio 44 Commercial Portfolio 0% 10% 20% 30% 40% 50% 60% 70% 80% 90 % M a r k e t r i sk There are four significant market risks that may affect the Bank : liquidity, exchange rate, inflation, and interest rate . The measure and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division . The limits are approved by the various committees in charge, with responsibility falling primarily under the Market Committee and the Asset and Liabilities Committee (ALCO) . The main market risks are also reviewed by the Comprehensive Risk Committee . The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and Risk Management: 1. Optimization of the cost of liabilities, seeking the most efficient financing strategies, including the i ss u a n c e o f b o nd s a nd b a n k l i n e s . 2. To handle short - and long - term liquidity regulatory limits. 3. M a n a g e m e n t o f i n f l a ti o n r i s k a nd e x p os u r e 4. To manage the risk of local and foreign currency rates.

5. Capital adequacy and requirements Li q u i d i t y r i s k The Finance Division manages the liquidity risk using a liquid assets portfolio to ensure the Bank always keeps enough liquidity to cover short - term fluctuations and long - term financing while adhering to regulatory internal liquidity requirements . The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses . On the basis of that information, the Financial Management Division maintains a portfolio of liquid short – term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity . The business units’ liquidity needs are met through short – term transfers from the Financial Management Division to cover any short – term fluctuations and long – term financing to address all the structural liquidity requirements . The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues . In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used . The liquidity policy and procedures are subject to review and approval by the Bank’s Board . Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review . The Bank captures demand deposits from Retail, Middle - Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding . Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days . The short – term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management . H i g h q u a l i t y l i q u i d a ss e t s High - Quality Liquid Assets (HQLA) are an essential component in liquidity risk management . They consist of balance sheet assets, mainly comprised of financial investments that are not consigned as collateral, have low credit risk, and have a deep secondary market . According to the Basel III standards, these assets are divided into three levels, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid . As of March 31 , 2024 , the Bank's HQLA amounted to $ 7 , 574 , 552 million and corresponded mainly to Level 1 liquid assets, composed mainly of bonds of the Republic of Chile, the Central Bank of Chile, and the United States Treasury . L i qu i d A ss e t s ( C o n s o l i d a t e d C h $ mi ll i o n ) T i e r 2 : F i x e d i n c o m e , 5,780 45 T i e r 1 : Available, 1 , 832 , 164 T i e r 1 : F i x e d income, 5,736,607

In terms of liquidity, the main metrics managed by the Bank's Finance Division are the following : 1. L i qu i d it y C o v e r a g e R a ti o ( LC R ) . 2. N e t s t a b l e f i n a n c i ng r a ti o ( N S F R ) . LCR Liquidity Coverage Ratio (LCR) measures the percentage of Liquid Assets over Net Cash Outflows . This indicator is required by Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities . As of March 31 , 2024 , this indicator for Banco Santander Chile was 176 . 3 % above the minimum . This is a reflection of the conservative liquidity requirements established by the board through the ALCO committee . E v o l ut i o n of L C R 182 . 3% 46 175 . 8% 192 . 8% 212 . 2% 176 . 3 % M a r . - 23 J une - 23 S ep - 23 D e c . - 23 M a r . - 24

NSFR This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, so that banks maintain a stable funding profile in relation to their activities . As of March 31 , 2024 , the NSFR was at 101 . 6% . E v o l ut i o n of NS F R 113.2% 109 . 4% 47 104 . 4% 106 . 5% 101 . 6 % M a r . - 23 J une - 23 S ep - 23 D e c . - 23 M a r . - 24 I n t e r e s t r a t e r i s k : ba n k i n g b oo k For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short - term rates, and from this, mismatches occur when there are rate adjustments . To manage this risk, Banco Santander Chile performs a sensitivity analysis with respect to local and foreign currency . Through simulations, limits are set in relation to the maximum loss that rate movements may have on capital and net financial income budgeted for the year .

	March 31, 2024	
	Effect on net interest income	Effect on capital
Financial management portfolio – local currency (in Ch$ million)		
Loss limit	138,957	347,802
high	79,657	138,715
Low	20,784	87,335
Average	56,732	118,639
Financial management portfolio – foreign currency (in millions of U.S.$)		
Loss limit	176,675	196,305
high	17,775	81,402
Low	227	53,436
Average	10,647	63,316
Financial management portfolio – consolidated (in millions of Ch$)		
Loss limit	138,957	347,802
high	75,816	287,175
Low	16,755	246,664
Average	56,625	271,139

Trading portfolio VaR

In the case of the trading portfolio, risk is estimated and managed through Value at Risk (VaR) limits, where it remained within the established risk limits. Due to the rules established by the Assets and Liabilities Committee (ALCO), the Bank must not have a significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits. The following table shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio.

48

The table below shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio. V AR As of March 31, 2024 US$ million Consolidated: high Low A v era g e 5 . 97 2 . 29 3 . 72 Fixed income investments: 4.22 high 1.95 Low 3.08 Average Foreign currency investments 4.84 high 0.34 Low 2.14 Average I n f l a t i o n r i s k The bank has assets and liabilities that are readjusted according to the variation of the Unidad de Fomento (UF) . In general, the Bank has more assets than liabilities in UF and, therefore, moderate rises in inflation have a positive effect on income from readjustments, while a fall in the value of the UF negatively affects the margin of the Bank . To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF . GAP UF (Ch$ million) 49 6 , 703 , 58 5 7 , 326 , 01 8 5 , 034 , 85 5 7 , 746 , 34 1 7 , 442 , 6 8 De c - 2 0 Mar - 2 1 J un - 2 1 s ep - 2 1 Dec - 21 Mar - 2 2 Jun - 22 sep - 22 De c - 2 2 Mar - 2 3 J un - 2 3 s ep - 2 3 De c - 2 3 Mar - 2 4

50 O p e r a ti o n a l r i sk In general, operational risk indicators on operational results have remained stable and below the system average . As of March 31 , 2024 , the operating loss increased 50 . 4 % compared to the same period of the previous year, mainly explained by higher losses higher fraud . O pe r a t i o n a l l oss e s : YoY Mar - 23 Mar - 24 177.4% 1,988 5,514 Fraud 5.2% 1,582 1,664 Labor related 203.6% 28 85 Client / product related 27.0% 37 47 Damage to fixed assets 116.5% 79 171 Business continuity / systems (32.6%) 2,284 1,540 Processing 50.4% 5,998 9,022 Total

Section 7: Credit risk ratings

The Bank has the following credit ratings:

International ratings

Moody's	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable

Local ratings

Local ratings	Feller Rate	ICR
Shares	Level 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

51

Section 8: Stock Performance

As of March 31, 2024

Shareholder structure


Free float
33%
Santander
group
67%

Volume traded (average)

US$ million, Last twelve months as of March 31, 2024


8.5
5.5
3.0
Mar-24
Santiago Stock Exchange
NYSE

Total return

Santander ADR vs. SP500 (Base = 12/31/2023)


BSAC
S&P
20.0
10.0
0.0
-10.0
10.6
1.7
Dec-23
Jan-24
Feb-24
Mar-24

Total return

Santander vs. IPSA Index (Base = 12/31/2023)


BSAN
IPSA
20.0
0.0
-20.0
13.5
7.2
Dec-23
Jan-24
Feb-24
Mar-24

Share price

ADR Price (US$) 3M24	
03/31/2024:	19.83
Maximum (3M24):	20.55
Minimum (3M24):	18.02

Local share price (Ch$) 3M24	
03/31/2024:	48.80
Maximum (3M24):	48.93
Minimum (3M24):	42.00

Stock information

Market capitalization: US$9,342 million

P/E 12 last 12 months*:	18.5x
P/BV (12/31/2023)**:	2.05
Dividend yield***:	4.0%

* Price as of March 31, 2024 / profits for the last 12 months
** Price/book value as of March 31, 2024
***Based on closing price of the record date of the last dividend paid

Dividends

Year paid	$/share	% profit previous year
2021	1.65	60%
2022	2.47	60%
2023	2.57	60%
2024	1.84	70%

52

Annex 1: Strategy and responsible banking

Our strategy

Our success is based on a clear purpose, mission and style for doing things.
We are building a more responsible bank.

In its 45 years of experience in Chile, Banco Santander has closely accompanied its clients, achieving leadership both in market share and in asset strength and profitability.

In 2023, the institution adopted a new roadmap – Chile First – whose aspiration is to be the first in the country in the banking industry in terms of contribution to its various stakeholders.

Our purpose	*Our mission*	*Our style*
Contribute to the progress of people and companies.	To be the best open platform for financial services, acting responsibly and earning the trust of our employees, clients, shareholders and society.	Simple, Personal and Fair

Our behaviors


Think customer
T
Pienso en el cliente
Embrace change
E
Impulso el cambio
Act now
A
Actúo con rapidez
Move together
M
Trabajo en equipo
Speak up
S
Hablo abiertamente

53

Basing our strategy on the following pillars:

Digital Bank with Work/Coffee...	... for more than 5 million customers and 450 thousand SMEs[1], based on cutting-edge technology and customer-focused processes and people.
Specialization and added value in companies...	...with a differential value-added offer and service in transactional products, FX and advisory.
Sustained generation of new business opportunities...	...fostering competition, seeking growth and leading in the sustainable finance market.
Agile organization, Collaborative and high performance...	...the best place to work in Chile attracting, developing and retaining exceptional people based on merit.

1. Our long-term goal.

For the purposes of this transformation, we have developed a plan of Chile First initiatives, where we seek to generate, as Santander Chile, a prominent financial operation in Chile and within the Santander group, to help our clients, employees, communities and shareholders to prosper.

Responsible Banking

The Responsible Banking Principles have been designed through the United Nations Environment Program Finance Initiative (UNEP FI) to guide and strategically align the business of banks to the Sustainable Development Goals (SDGs) and Santander Chile is committed to these Principles.

54

Principles of Responsible Banking

Alignment
Alignment of the commercial strategy with the needs of society.

Impact
Positive impact and reduction of negative impact.

Clients
Shared prosperity with customers.

Stakeholders
Participation of interest groups.

Governance and Corporate culture
Corporate Governance and goal setting

Transparency and accountability of counts
Transparency and responsibility.

55

R e s p o n s i b l e c omm i t m e n t s The goals associated with responsible banking, aligned with people and the community, are the following: Goals Progress Increase the percentage of women in management positions: Achieve 30% of the workforce in management positions to be w o m e n . ( * w e w i ll i n c r e a s e t o 38 % by 2025 ) Currently 34% of the staff in management positions are women. Eliminate the gender wage gap : Our goal is to eliminate it by 2025 . The "Iguala Conciliación Sello", delivered by the Ministry of Women and Gender Equality, gives us a path and an official commitment to a d v a n c e on t h i s i ss u e . ( * ) W e h a v e a 1 . 5 % ge n de r p a y g a p . Work to financially empower people: Through our financial products such as Más Lucas and Life, among other initiatives, we want this to increase to more than 4 million people by 2025. (*) B e t w ee n 2019 a n d D e c e m be r 2023 w e h a v e c on t r i b u t ed t o financially empowering 2,955,591 people. Provide sustainable financing to our clients: We have defined a goal f o r 2025 f o r a t l e a s t U S $ 1 . 5 b i ll i on . ( * ) At the end of 2023 we already have US $850 million in green and sustainability - linked financing. In 2Q22, the Santander Group published the ESG framework, under which in 4Q23 the f i rs t g r ee n b on d w a s i ss u ed f o r J P Y 8 , 000 mi ll i on , eq u i v a l e n t t o U S $ 53 mi ll i on a pp . Support people through community contribution programs : In social issues between 2019 and 2024 we hope to help more than 500 , 000 people through our community programs . (*) From 2019 to December 2023, we supported 474,082 people through our education programs and other support measures for t h e be n e f it o f pe o p l e i n v u l n e r a b l e s it u a ti on s . Women on the board: our goal for 2050 is to have between 40% and 60%. 44% 56

ESG indicators

As a result of Santander's firm commitment to the progress of people, respect for the environment and good corporate governance, which is also manifested in its adherence to the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators :

Dow Jones Sustainability Indexes

Included in Chile, MILA and Emerging Markets
International reference index that evaluates the sustainable performance of companies in the economic, social and environmental fields. We currently have a score of 78 points and we manage to be within the 96th percentile of the companies that participate in this index.

MSCI


MSCI
ESG RATINGS
A
CCC
B
BB
BBB
A
AA
AAA
LAST UPDATE: April 09, 2021

SUSTAINALYTICS


ESG Risk Rating
Date of Last Annual Update Jul/2021
15.0 Low Risk
Negligible
Low
Medium
High
Severe
0-10
10-20
20-30
30-40
40+

FTSE4Good

Included in Latam Emerging and Global Emerging
Positive evaluations in the environmental and social dimensions, compared to other banks in the index.

S&P IPSA ESG
SAM
Now a Part of S&P Global

At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that are part of the IPSA, 26 companies were included in this index and Santander has the third highest weight.

57

S t r a t e g i c o b j e c t i v e s b y i nt e r e s t g r o u p Clients P a ss i o n a t e a b o u t o u r c l i e n t s , t h e i r p r o g r e ss a nd e x p e r i e n c e ᴣ L e a d i n c u s t o m e r s a ti s f a c ti o n ᴣ Achieve memorable digital and personal attention with the best advice ᴣ Revolutionize our value proposition in savings and transactional products ᴣ With specialized service models in Corporate Banking M a i n K P I s 2,140,110 (6.9% YoY) 1,981,540 ( - 1.8% YoY) 2,113,128 (6.6% YoY) 2,016,947 (+30.4%) Digital clients Results 2024 Results 2023 Results 2022 Results 2021 NP S 60 % T o p 1 ( G a p o f 7 w it h s e c o nd p l a c e ) 57 % T o p 2 ( G a p o f 1 w it h s e c o nd p l a c e ) 60 % T o p 1 ( G a p o f 4 w it h s e c o nd p l a c e ) 60 % T o p 2 ( G a p o f 1 w it h f i r s t p l a c e ) T o t a l c l i en t s 4 , 116 , 301 ( + 14 . 1% ) 3 , 910 , 094 ( - 5 . 0 % Y o Y ) 4 , 052 , 314 ( 3 . 6 % Y / Y ) 3 , 963 , 945 ( 6 . 6 % Y o Y ) L oy a l c l i en t s 832 , 405 ( + 8 . 9% ) 855 , 156 ( + 2 . 7 % Y o Y ) 850 , 905 ( - 0 . 5 % Y o Y ) 1 , 284 , 670 ( 54 . 4 % Y o Y ) Total clients increased by 6 . 6% , this despite the fact that the Bank is constantly closing unused accounts to protect people from fraud and cyber attacks . Along the same lines, digital customers grew 6 . 9 % YoY, due to the success of digital initiatives . D i g i t a l B a n k w i t h W o r k / C a f e s Our first strategic pillar is based on cutting - edge technology and customer - focused processes and products . We are building a bank with strengths in digital channels that allows digital onboarding in a secure, fast and easy - to - use way, offering our Life and Más Lucas accounts for the mass segment and the SME Life account and payment services through Getnet for entrepreneurs and small and medium - sized companies . These initiatives not only encourage our clients to become more digital, but are also managing to increase financial inclusion in these segments through a first approach through transactional services, with the potential to extend the offer of other products and financing options, such as credit cards and loans . The other part of the first pillar is the transformation of our branches to Work/Café, evaluating the needs of our clients in different areas and providing branches that not only meet their financial needs, but also provide them with a pleasant environment to approach us . 58

Digital clients : As a result of these efforts, the Bank's market share in checking accounts remains strong . According to the latest public information available, which is as of January 2024 , our market share reaches 24 . 8 % in current accounts, which includes products such as Santander Life and PYME Life . These figures do not include our Más Lucas view account . Additionally, due to exchange rate volatility, we have seen increasing customer demand for dollar checking accounts . As of January 2024 , we have a market share of 39 . 6 % and we have opened 150 thousand current accounts in dollars in the last twelve months, thanks to the ease of opening these accounts online and a strong increase in demand for this type of accounts by clients . In addition, digital customers continue to grow, exceeding 2 million digital customers . Our digital clients represent 88 % of our active clients and the majority are current account holders, and the products with the greatest traction are deposits, credit cards, investment funds and general insurance . +2 m i ll i o n d i g i t a l c l i e n t s D I G I T A L C L I E N T S 1,076,937 2,140,110 * Digital customers are those who access their account online or through the App at least once a month. Santander Life continues to be the main contributor to the growth of new clients that has a digital onboarding process for opening a checking account . Santander Life clients are quickly monetizing while achieving a high net promoter score (NPS) for the onboarding process . 59

Más Lucas is the first 100 % digital savings account for the mass market . This product does not charge maintenance or transaction fees and is also remunerated monthly according to the balance maintained . In this way, the Bank aims to provide better access to these simple banking products and reinforce Santander's commitment to financial i n c l u s i o n . S i n c e it s l a un c h i n M a r c h 2023 , M á s L u c a s has more than 160 thousand clients and in recent m o n t h s it h a s m a i n t a i n e d a n a v e r a g e o f 15 t h o u s a n d o p e n a cc o un t s p e r m o n t h . M A S L U C A S C L I E N T S 432 163 , 230 Getnet's entry into the Chilean acquisition market continues to show good results . Client reception has been high with more than 177 thousand points of sale in operation, with strong demand from SME clients and more recently an expansion towards larger clients that require a Host to Host solution, offering a system of more integrated payment for more sophisticated customers . Additionally, the sale of mPOS, which are more compact devices, continues to grow, where we have more than 1 , 000 mPOS sold . Additionally, ecommerce attracts more than 12 , 000 businesses with about $ 165 billion in sales in the last 12 months . A key feature has been that our clients receive the sales deposit up to 5 times a day, including weekends . 60

Ja n - 24 Jul - 23 Ja n - 23 Jul - 22 Ja n - 22 Jul - 21 Ja n - 21 N U M B E R O F G E T N E T S M E C U S T O M E R S (Thousands) 194 , 09 39 % Y o Y S M E c l i en t s GetNet As for our SMEs, we have seen strong growth in accounts thanks to initiatives such as Getnet (our acquirer) and the SME Life Account, which is 100 % digital, accessing a checking account, debit card and Office Banking, the business transactional platform . . With these initiatives we have a wide range of products, meeting their transactional needs as well as accompanying them in the growth of their business . N U M B ER O F C H E C K I N G A CC O U N T S F O R S M E s (Thousands) 381 , 301 D e c - M ay - O c t - M a r - A u g - J an - J un - N o v - A p r - S ep - 19 20 20 21 21 22 22 22 23 23 + 36% 61 Y o Y S M E s C he c k i ng a cc o un t s

With these initiatives, including Getnet, we are seeing significant growth in current accounts of SMEs and companies, growing 34 . 7 % YoY as of January 2024 , and with a market share of 36 . 4 % according to the FMC . As we build a relationship with these SMEs and learn more about their history, we offer credit cards and other financing options . W e c o n t i n u e t o g r o w i n W o r k / C a f é b r a n c h e s As of March 2024 , we have a total of 93 Work/Café, which consider different types such as Work/Café Investments, StartUp and normal . We have closed 32 branches in the last 12 months, including select branches, aimed at higher - income clients, and traditional branches . In total, we have 246 branches, 11 . 5 % less than last year . In 4 Q 22 we launched Work/Café StartUp, an initiative that aims to offer a comprehensive solution to all the needs of entrepreneurs, and especially increase banking penetration, carry out pilot programs with the Bank and even offer financing . It is aimed at companies that have three main characteristics . First, they are initiating activities and presenting accelerated growth, second, that technology is part of the value proposition, and third, that the proposals are scalable to a real problem . Then in 1 Q 23 we launched Work/Café Expresso, our new transaction centers with cashier or self - service services, a customer service desk, card printing machines and lockers for product delivery, all of the above in Work/Café format, where our customers can carry out their transactions in an efficient and secure environment, providing a better customer experience . These high - tech branches provide greater efficiencies with our cash management, allowing us to continue the consolidation of our branch network . Since its launch, the NPS of Work/Café Expresso is 74% , which has helped improve the overall opinion of the bank . And finally, in 4 Q 23 we launched Work/Café Inversiones (investment), a new space open to the community aimed at helping people improve their financial well - being . Clients and potential clients will be able to access specialized advice, talks and workshops on different topics that will help them learn and understand more about investment instruments, the impact of market movements and how to prepare for their various personal projects . Through concrete initiatives such as the opening of this new space, the Bank continues to clearly advance its purpose of helping people progress . 62

With all of the above, we continue to find efficiencies in our branch network, with more than 30 % of our branches being cashless . Due to the strength of our digital channels, the Bank's productivity continues to grow, with volume per branch increasing by 20 . 7 % YoY and productivity per employee increasing by 12 . 8 % YoY . P R O D U C T I V I T Y P E R B R A N C H V o l u m e s (1) p e r b r a n c h , $ m i ll i o n s +20 . 7% 241 , 692 291 , 779 3 M 23 3 M 24 1 . V o l u m e = t o t a l l o a n s + t o t a l dep o s it s P R O D U C T I V I T Y P E R E M P L O Y EE V o l u m e s (1) p e r e m p l o y ee , $ m i ll i o n +12.8% 63 7 , 090 7 , 997 3 M 23 3 M 24 T o p 1 i n N P S 1 a m o n g o u r C h i l e a n c o m p e t i t o r s As a result of all our efforts, our customers are the most satisfied with us . As of February 2024 (latest information available) our NPS remains at 60 points . Our digital channels also continue to be our strength, highlighting the website with an NPS of 73 and the App with 75 points .

51 54 56 59 60 58 55 57 57 58 60 60 56 61 48 42 50 51 45 45 53 46 58 34 38 53 54 54 48 48 48 41 40 51 2 42 53 46 56 56 59 56 51 51 45 43 55 47 43 56 52 46 49 30 Dec - Mar - Jun - sep - Dec - Mar - Jun - sep - Dec - Mar - Jun - sep - Dec - Feb - 20 21 21 21 21 22 22 22 22 23 23 23 23 24 Santander P ee r 1 P ee r 2 P ee r s * 64 71 p o i n t s C o n t a c t C e n t e r 75 p o i n t s A pp l i c a t i o n ( A pp ) 73 P o i n t s W e b s i t e 1 . Source : Activa Research study for Santander with a scope of 50 , 000 surveys from our clients and more than 1 , 200 surveys from each competitor in a period of 6 months . It measures Global Net Satisfaction and Net Recommendation in three main attributes : service quality, product quality and brand image . % of clients who give grades 9 and 10 minus those who give 1 - 6 . Audited by an external provider * Peer group : BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank

Strategic objectives by stakeholder

Employees

A committed and high-performance team

- ✓ Be recognized by our teams as the best place to work in Chile and the Santander Group.
- ✓ Empower teams by enhancing culture through TEAMS behaviors.
- ✓ Guarantee that the attraction, development and retention of the right people allows us to meet organizational objectives.

Main KPIs

	2021 Results	2022 Results	2023 Results	March 2024 Results
Engagement Index	94%	It is now measured through a new survey during the year to have information in a more timely manner. For 2022 this new measurement was 82%.	85%	84%
Diversity	28% Women in management positions 1.2% with disability	31% Women in management positions 1.3% with disabilities	34% Women in management positions 1.3% with disabilities	34% Women in management positions 1.3% with disabilities
Gender pay gap	3.0%	2.4%	1.5%	1.5%

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Strategic objectives by stakeholders

Shareholders

We want to be a benchmark for attractive and predictable returns

- ✓ Strongly increase the customer base with a focus on digital customers.
- ✓ Increase profitability with a focus on savings, transactional and international products.
- ✓ Adequate risk profile with robust solvency.

Main KPIs

	2021 Results	2022 Results	2023 Results	March 2024 Results
ROE	22.7%	21.6%	11.9%	11.2%
Efficiency[1]	40%	43%	47%	47%
Asset Quality (NPLs)	1.2%	1.8%	23%	2.5%
Solvency CET1[2]	9.6%	11.1%	11.1%	10%

1. Results for 2021 and 2022, the efficiency ratio is calculated as operating expenses including impairment and other operating expenses divided by Operating Income.
2. Internal goal of having a minimum of 10% at the end of the year starting in 2022.

Meetings with investors

The Bank maintains contact with investors through virtual and in-person meetings, calls and attendance at conferences. During 2024 we have made a total of 314 contacts with investors between in-person or virtual meetings, conferences, roadshows and presentations of quarterly results (webcast).

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Strategic objectives by stakeholder

Community

We want to be a benchmark in responsible banking and sustainable finance

- ✓ Reach all of Chile with financial education, promoting responsible debt and encouraging savings.
- ✓ Maintain leadership in the offer of sustainable financial solutions within Chile.

Main KPIs

	2021 Results	2022 Results	2023 Results	March 2024 Results
Financial empowerment	1,690,015	2,404,119	2,955,591	3,034,824
Support people through community contribution programs	281,212	394,356	474,082	474,082
Sustainable financing	US$54 million	US$345 million	US$850 million	US$850 million
Sustainability index	91st percentile DJSI Chile, MILA & Emerging Markets	96th percentile DJSI Chile, MILA & Emerging Markets	96th percentile DJSI Chile, MILA & Emerging Markets	96th percentile DJSI Chile, MILA & Emerging Markets
BitSight Index	800	810	800	800

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C o r p o r a t e g o v e r n a n c e For more information on our corporate governance, please see Section 3 of Management Commentary for 1Q22. For more information on our Board composition and organizational structure, please see Our Top Management on our website. L a t e s t e v e nt s a n d e ss e nt i a l fa c t s S h a r e h o l d e r s ' M ee tin g At the Ordinary Shareholders' Meeting of Banco Santander Chile on April 17 , 2024 , together with the approval of the 2023 Consolidated Financial Statements, it was agreed to distribute 70 % of the profits attributable to shareholders, which amounted to $ 496 , 404 million as of April 31 . December 2023 . These earnings correspond to $ 1 . 84 per share . The remaining 30 % was allocated to reserves and/or accumulated results of the Bank . T h e f o ll o w i ng w a s a l so a pp ro v e d : • Determination of the remuneration of the Board of Directors: remunerations were maintained. • Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores y Compañía Limitada were approved as auditors for fiscal year 2024. • Designation of local risk rating agencies Feller and ICR: maintained. • Report of the Directors and Audit Committee, determination of the remuneration of its members and the expense budget for its operation for the year 2024. • Provide a report on transactions with related parties. • Powers to the Board of Directors to increase, during fiscal year 2024, the provision for the distribution of dividends above the legal minimum. Subsidiaries On February 12 , 2024 , Santander Consumer Finance Ltda . has announced the signing of a conditional purchase and sale contract for an automotive loan portfolio with Servicios Financieros Mundo Crédito Spa . On March 22 , 2024 , the operation was approved by the National Economic Prosecutor's Office (FNE) . In April, the first stage of the operation was completed for $ 49 , 454 million . B o n d i ss u e During 2024 , the Bank has registered current bonds with the FMC in UF 8 , 000 , 000 . The details of the placements made during the current year are included in Note N ƒ 22 . S e r i e s C u rr e n c y Term O r i g in a l Annual i ss u a n c e r a t e I ss u a n c e D a t e A m o un t Issued M a tu r it y D a t e 01 - 12 - 2028 3,000,000 01 - 12 - 2023 3.30% 5 years UF AA14 01 - 10 - 2027 5,000,000 01 - 10 - 2023 3.20% 4 years UF AA15 68

R e c o g niti o n s 2024 • Top Employer Certification January 2024 (sixth consecutive year) M a t e r i a l fa c t s : 03 - 01 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, January 3 , 2024 , the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the FMC Securities Registry under number 20220013 . dated November 15 , 2022 . T he s pe c i f i c c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t w e r e t he f o ll o w i ng : - Series AA - 9 Bonds, with mnemonic BSTDA 91122 for a total amount of 5 , 500 , 000 , 000 pesos, maturing on November 1 , 2030 . The average placement rate of the securities was 6 . 30% - Series AA - 13 Bonds, with mnemonic BSTD 130923 for a total amount of 305 , 000 UF, maturing on September 1 , 2029 . The average placement rate of the securities was 3 . 52% 04 - 01 - 204 01 - 05 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, January 4 , 2024 , the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the FMC Securities Registry under number 20220013 . dated November 15 , 2022 . T he s pe c i f i c c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t w e r e t he f o ll o w i ng : - Series AA - 9 Bonds, with mnemonic BSTDA 91122 for a total amount of 2 , 500 , 000 , 000 pesos, maturing on November 1 , 2030 . The average placement rate of the securities was 6 . 30 % registered in the securities registry of the FMC under number 07 / 2019 on September 30 , 2019 . The specific c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t w e r e t he f o ll o w i ng : - Series W - 3 Bonds, with mnemonic BSTDW 31218 for a total amount of UF 50 , 000 , maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 92 % P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, January 5 , 2024 , the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the FMC Securities Registry under number 20220013 . dated November 15 , 2022 . T he s pe c i f i c c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t w e r e t he f o ll o w i ng : - Series AA - 9 Bonds, with mnemonic BSTDA 91122 for a total amount of 2 , 500 , 000 , 000 pesos, maturing on November 1 , 2030 . The average placement rate of the securities was 6 . 30% - Series AA - 13 Bonds, with mnemonic BSTD 130923 for a total amount of 1 , 025 , 000 UF, maturing on September 1 , 2029 . The average placement rate of the securities was 3 . 62% 01 - 09 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, January 9 , 2024 , the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the FMC Securities Registry under number 20220013 . dated November 15 , 2022 . T he s pe c i f i c c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t w e r e t he f o ll o w i ng : - Series AA - 8 Bonds, with mnemonic BSTDA 80323 for a total amount of 1 , 000 , 000 , 000 pesos, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 15% 69

01 - 10 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, January 10 , 2024 , the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the FMC Securities Registry under number 20220013 . dated November 15 , 2022 . T he s pe c i f i c c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t w e r e t he f o ll o w i ng : - Series AA - 9 Bonds, with mnemonic BSTD 91122 for a total amount of 20 , 700 , 000 , 000 pesos, maturing on November 1 , 2030 . The average placement rate of the securities was 6 . 31% 01 - 11 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s On today, January 11 , 2024 , and with a settlement date of January 25 , 2024 , the issuance of a bond in Swiss francs was carried out through our EMTN program in the amount of CHF 225 , 000 , 000 , with maturity on January 25 , 2027 at a placement rate of 2 . 445% . Additionally, the placement of dematerialized and bearer bonds was carried out by the Bank in the local market, charged to the following lines : /a/ registered in the Securities Registry of the FMC under number 20220013 on date 15 November 2022 . The specific conditions of the aforementioned placement were the following : - Series AA - 2 Bonds, with mnemonic BSTDA 21222 , for a total amount of 4 , 000 , 000 , 000 pesos, maturing on June 1 , 2029 . The average placement rate of the securities was 6 . 27 % registered in the FMC Securities Registry under number 07 / 2019 on September 30 , 2019 . The specific c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t w e r e t he f o ll o w i ng : - Series W - 3 Bonds, with mnemonic BSTDW 31218 , for a total amount of 215 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 97% 01 - 12 - 2024 06 - 02 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, January 12 , 2024 , the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the following lines, registered in the FMC Securities Registry under the number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were the following : - Series W - 3 Bonds, with mnemonic BSTDW 31218 , for a total amount of 430 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 92% . Essential fact of society Others In accordance with the provisions of articles 9 and 10 of Law No . 18 , 045 and the provisions of chapter 18 - 10 of the Updated Compilation of Standards, it is reported that by virtue of Exempt Resolution No . 1178 issued on January 26 2024 by that Commission, Banco Santander - Chile has been sanctioned with a fine of UF 1946 . 84 for not having timely complied with the provisions of article 28 of Law 14908 . The amount of the aforementioned fine is as of the date deposited and informed in the manner indicated in point 3 of the operative part of the individualized Andes resolution . 70

02 - 07 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, February 7 , 2024 , the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the following lines, registered in the FMC Securities Registry under the number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placement were the following : - Series AA - 9 Bonds, with mnemonic BSTD 91122 , for a total amount of 10 , 000 , 000 , 000 pesos, maturing on November 1 , 2030 . The average placement rate of the securities was 6 . 12% . - Series AA - 14 Bonds, with mnemonic BSTD 141223 , for a total amount of 1 , 950 , 000 UF, maturing on December 1 , 2028 . The average placement rate of the securities was 3 . 15% . 02 - 29 - 2024 Ordinary meetings, summonses, agreements and proposals . In accordance with the provisions of articles 9 and 10 of Law No . 18 , 045 , it is reported that, in today's ordinary session, the Board of Directors of Banco Santander - Chile agreed to call an Ordinary Shareholders' Meeting, to be held by means of remote communication, on Wednesday, April 17 , 2024 , in order to discuss the following matters : 1) Submit for your consideration and approval the Annual Report, the General Balance Sheet, the Financial Statements and the Report of the External Auditors corresponding to the year between January 1 and December 31 , 2023 . 2) Resolve the destination of the profits for fiscal year 2023 . 3) Determination of the remuneration of the Board of Directors . 4) A pp o i n tm en t o f E x t e r n a l A ud it or s . 5) Designation of Private Risk Classifiers . 6) Report of the Directors and Audit Committee, determination of the remuneration of its members and the expense budget for its operation . 7) Account for the operations referred to in Title XVI of Law 18 , 046 . 8) Know any matter of social interest that must be discussed at the Ordinary Shareholders' Meeting in accordance with the law and the bank's statutes . 03 - 14 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, March 14 , 2024 , the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the line registered in the FMC Securities Registry under number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were the following : - Series W - 3 Bonds, with mnemonic BSTDW 31218 , for a total amount of 465 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 25% . 03 - 15 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, March 15 , 2024 , the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the line registered in the FMC Securities Registry under number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were the following : - Series W - 3 Bonds, with mnemonic BSTDW 31218 , for a total amount of 235 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 21% . 71

03 - 21 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, March 21 , 2024 , the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the FMC Securities Registry under number 20220013 . dated November 15 , 2022 . T he s pe c i f i c c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t s w e r e t he f o ll o w i ng : - Series AA - 14 Bonds, with mnemonic BSTD 141223 , for a total amount of 307 , 000 UF, maturing on December 1 , 2028 . The average placement rate of the securities was 3 . 32% . 03 - 22 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, March 22 , 2024 , the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the following lines : /a/ registered in the Securities Registry of the FMC under number 20220013 dated November 15 , 2022 . The specific conditions of the aforementioned placements were the following : - Series AA - 10 Bonds, with mnemonic BSTD 100323 , for a total amount of 4 , 000 , 000 , 000 pesos, maturing on March 1 , 2026 . The average placement rate of the securities was 6 . 31% . /b/ registered in the FMC Securities Registry under number 07 / 2019 on September 30 , 2019 . The specific c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t w e r e t he f o ll o w i ng : - Series W - 3 Bonds, with mnemonic BSTDW 31218 , for a total amount of 150 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 28% . 03 - 26 - 2024 Ordinary meetings, summonses, agreements and proposals . On March 26 , 2024 , the Board of Directors agreed to resolve the destination of the profits for fiscal year 2023 , proposing to distribute a dividend of $ 1 . 84393687 per share, corresponding to 70 % of the profits for the year, which will be available to shareholders , if approved, starting from the 5 th banking day following the day of the meeting . Likewise, it will be proposed that the remaining 30 % of the profits be allocated to increasing the reserves and/or accumulated profits of the bank . Also within the same matter, it will be proposed to grant powers to the board of directors to increase, during fiscal year 2024 , the provision for the distribution of dividends above the legal minimum . S u b s e q u e nt m a t e r i a l fa c t s : 04 - 01 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, April 1 , 2024 , the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the line registered in the FMC Securities Registry under number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were the following : - Series W - 3 Bonds, with mnemonic BSTDW 31218 , for a total amount of 265 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 19% . 02 - 04 - 2024 Annual Report 2023 of Banco Santander - Chile 03 - 04 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, April 3 , 2024 , the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the line registered in the FMC Securities Registry under number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were the following : - Series W - 3 Bonds, with mnemonic BSTDW 31218 , for a total amount of 550 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 20% . 72

04 - 05 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, April 5 , 2024 , the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the line registered in the FMC Securities Registry under number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were the following : - Series W - 3 Bonds, with mnemonic BSTDW 31218 , for a total amount of 255 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 15% . 04 - 08 - 2024 04 - 09 - 2024 P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s As of today, April 8 , 2024 , the placement of dematerialized and bearer bonds carried out by the Bank in the local market was carried out, charged to the line registered in the FMC Securities Registry under number 07 / 2019 dated September 30 , 2019 . The specific conditions of the aforementioned placement were the following : - Series W - 3 Bonds, with mnemonic BSTDW 31218 , for a total amount of 545 , 000 UF, maturing on June 1 , 2026 . The average placement rate of the securities was 3 . 19% . P l a c e m en t o f s e c u r iti e s i n i n t e r n a ti o n a l a nd / or n a ti o n a l m a r k e t s 04 - 11 - 2024 As of today, April 9 , 2024 , the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the FMC Securities Registry under number 20220013 . dated November 15 , 2022 . The specific c o nd iti o n s o f t he a f or e m en ti o ned p l a c e m en t s w e r e t he f o ll o w i ng : - Series AA - 8 Bonds, with mnemonic BSTDA 80323 , for a total amount of 15 , 000 , 000 , 000 pesos, maturing on September 1 , 2027 . The average placement rate of the securities was 6 . 28% . Annual Report 2023 of Banco Santander - Chile 73

A nn e x 2 : B a l a n c e S hee t Mar - 24 Dec - 23 A SS E T S C h $ M i ll i o n M a r - 24 / D e c - 23 % V a r . (3.4%) 2,723,282 2,629,959 Ca s h a n d depo sit s i n ba n ks (25.5%) 812,524 605,718 Ca s h it ems i n proce s s of collec ti on 32.3% 10,217,794 13,516,329 Financial assets for trading at fair value through earnings 2.4% 105,257 107,811 Other financial in s truments 52.0% 605,529 920,606 F in a n c i al der iv a tiv e co nt rac t s for h edge acco untin g F i nan c i a l a sse t s a t a m or t i z ed c o s t In v e s t m e n t s u n d e r r e s a l e a g r ee m e n t s D e b t f i n a n c i a l i n s t r u m e n t s 48 , 783 , 57 4 - 8 , 719 , 37 3 8 , 176 , 89 5 47 , 834 , 678 2 . 0% - – % 6.6% Credits and accounts receivable from clients - Mortgage Credits and accounts receivable from customers - Consumer I n v es t m e n t s i n c o m p an i e s I n t an g i b l e a sse t s P ro pe r t y , p l an t an d eq u i p m e n t 17,099,865 5 , 300 , 878 56 , 662 90 , 129 203 , 504 16,925,058 5 , 262 , 974 55 , 284 97 , 551 198 , 744 1.0% 0.7% 2.5% ( 7 . 6% ) 2.4% (7.5%) 153,528 142,086 Ass e t s wit h lea sin g r i g ht s (53.6%) 146 130 C u rre n t t axes 4.8% 428,549 448,998 D eferred t axes 8.3% 3,046,607 3,300,773 O th er a ss e t s 20.7% 42,390 51,146 Non - current assets and d isposal g roups f or sale 5.5% 70,857,886 74,780,252 TOTAL ASSETS LIABILITIES C h $ M i ll i o n % V a r . l o s s (22.9%) 775,082 Cash items in process of being cleared 597,489 40.7% 9,521,575 Financial liabilities to be traded at fair value through profit or 13,398,661 40.7% 9,521,575 Financial derivative contracts 13,398,661 (28.6%) 2,466,767 Financial derivative contracts for hedge accounting 1,762,326 0.9% 48,622,170 Financial liabilities at amortized cost 49,049,263 (0.2%) 13,537,826 Deposits and other demand obligations 13,508,867 4.8% 16,137,942 Deposits and other term deposits 16,908,024 (6.0%) 282,584 265,737 32.1% Obligations for repurchase agreements and securities loans 13,362,903 10,119,486 Financial d erivative contracts (5.8%) 10,366,499 9,768,905 56.1% Obli g ations with banks 153,426 98,308 Debt financial in s truments 3.6% 8,001,045 8,288,304 (13.2%) Debt financial in s truments i ss ued Financial assets at fair value with changes in other 4.4% 296,273 309,426 Other financial obli g ations 4,030,638 4,641,282 compre h e nsiv e in come (9.4%) 104,516 94,742 (13.5%) L ea s e co nt ract obl i ga ti o n s 3,922,828 4,536,025 Debt financial in s truments R e g u l a t ory c a p i t a l fi n a n c i a l i n s t r u m en t s i ss ued P ro v i s i o n s f or c o n t i n ge n c i e s Provisions for dividends, interest payments and revaluation of regulatory c ap i t a l f i nan c i a l i n s t r u m en t s i ss ued S pe c i a l p ro v i s i o n s f or c r ed it r i s k 2,525,976 83,358 397,240 339,538 2,422,659 108,781 154,033 339,334 4.3% ( 23 . 4% ) 157.9% 0.1% 0.5% 163,878 164,747 C u rre n t t axes – % 3,547 2,430 D eferred t axes 23.2% 1,683,650 2,073,914 (98.1%) O th er l i ab i l iti es 1,313 68,326 Interbank loan s , net 6.2% 66,365,993 70,489,684 1.5% TOTAL LIABILITIES 17,662,143 17,401,425 Credits and accounts receivable from clients - Commercial EQUITY Capital R ese r v e s O t h e r a cc u m u l a t ed c o m p r e h e n s i v e i n c o m e I t e m s t h a t w i ll no t b e r e c l a ss i f i e d i n r e s u l t s 891,303 3,115,239 (86,404) 1,378 891,303 3,115,239 (5,242) 1,369 0.0% – % 1548 . 3% 0.7% 1227.8% (6,611) (87,782) Elements that can be reclassified in results 2113.5% 23,487 519,891 A ccumulat e d p r of i ts (lo sses ) f r om p re v i ous y e a r s (75.8%) 496,404 120,251 Net in come (lo ss ) for th e year 157.9% (154,033) (397,240) Provisions for dividends, interest payments and revaluation of regula t ory cap it al f i nanc i al i n st rumen t s iss ued (4.7%) 4,367,159 4,163,041 Total S h a reh old er s' Eq u ity 2.2% 124,735 127,528 No n - co nt roll in g int ere s t (4.5%) 4,491,893 4,290,568 TOTAL EQUITY 5.5% 70,857,886 74,780,252 TOTAL LIABILITIES A N D EQUITY 74

Annex 3: Income Statement YTD

	Mar-24	Mar-23	Mar-24/Mar-23
	Ch$ Million		% Var.
Interest income	980,875	923,500	6.2%
Interest expenses	(670,148)	(748,155)	(10.4%)
Net interest income	**310,727**	**175,345**	**77.2%**
Readjustment income	63,041	148,464	(57.5%)
Readjustment expenses	(11,330)	(46,928)	(75.9%)
Net income from readjustments	**51,711**	**101,537**	**(49.1%)**
Net income from interest and readjustments	**362,438**	**276,881**	**30.9%**
Fee and commission income	229,747	209,176	9.8%
Fee and commission expenses	(102,832)	(79,241)	29.8%
Net fee and commission income	**126,914**	**129,935**	**(2.3%)**
Financial assets not for trading	(1,684)	133,242	(101.3%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(45,636)	(36,561)	7326.6%
Changes, readjustments and hedge accounting in foreign currency	98,187	(19,309)	(608.5%)
Net financial result	**50,867**	**77,371**	**(34.3%)**
Income from investments in associates and other companies	1,377	1,542	(10.7%)
Results from non-current assets and non-continued operations	30	2,929	(99.0%)
Other operating income	5,931	544	990.3%
Total operating income	**547,558**	**489,203**	**11.9%**
Personnel expenses	(91,020)	(97,214)	(6.4%)
Administration expenses	(92,262)	(77,297)	19.4%
Depreciation and amortization	(36,274)	(36,047)	0.6%
Impairment of non-financial assets	—	-	—%
Other operational expenses	(40,199)	(6,769)	493.9%
Total operating expenses	**(259,756)**	**(217,327)**	**19.5%**
Operating income before credit losses	**287,801**	**271,876**	**5.9%**
Provisions for credit risk owed by banks and loans and accounts receivable from customers	(161,657)	(132,039)	22.4%
Expense for special provisions for credit risk	1,325	(1,354)	(197.9%)
Recovery of written off loans	30,983	20,314	52.5%
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value with changes in other comprehensive income	95	(1,169)	45.8%
Credit loss expense	**(129,253)**	**(114,249)**	**13.1%**
Net income from ordinary activities before tax	**158,548**	**157,627**	**0.6%**
Income tax	(35,505)	(17,838)	99.0%
Consolidated profit for the period	123,043	139,789	(12.0%)
Income attributable to shareholders	**120,251**	**135,683**	**(11.4%)**
Income attributable to non-controlling interest	2,792	4,106	(32.0%)

75

Annex 4: Quarterly results

	1Q24	4Q23	1Q23	1Q24/1Q23	1Q24/4Q23
		Ch$ Million		% Var.	
Interest income	980,875	1,012,962	923,500	6.2%	(3.2%)
Interest expenses	(670,148)	(761,148)	(748,155)	(10.4%)	(12.0%)
Net interest income	**310,727**	**251,814**	**175,345**	**77.2%**	**23.4%**
Readjustment income	63,041	179,628	148,464	(57.5%)	(64.9%)
Readjustment expenses	(11,330)	(52,155)	(46,928)	(75.9%)	991.5%
Net income from readjustments	**51,711**	**127,473**	**101,537**	**(49.1%)**	**(59.4%)**
Net income from interest and readjustments	**362,438**	**379,286**	**276,881**	**30.9%**	**(4.4%)**
Fee and commission income	229,747	218,446	209,176	9.8%	5.2%
Fee and commission expenses	(102,832)	(103,212)	(79,241)	29.8%	(0.4%)
Net fee and commission income	**126,914**	**115,234**	**129,935**	**(2.3%)**	**10.1%**
Financial assets not for trading	(1,684)	(8,943)	133,242	(108.9%)	(66.1%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(45,636)	(89,049)	(36,561)	24.8%	(2646.5%)
Changes, readjustments and hedge accounting in foreign currency	98,187	154,687	(19,309)	(608.5%)	(36.5%)
Net financial result	**50,867**	**56,695**	**77,371**	**(34.3%)**	**(10.3%)**
Income from investments in associates and other companies	1,377	2,357	1,542	(10.7%)	(41.6%)
Results from non-current assets and non-continued operations	30	2,176	2,929	14.7%	(98.6%)
Other operating income	5,931	742	544	990.3%	(21.3%)
Total operating income	**547,558**	**556,489**	**489,203**	**11.9%**	**(1.6%)**
Personnel expenses	(91,020)	(95,465)	(97,214)	(6.4%)	(4.7%)
Administration expenses	(92,262)	(92,611)	(77,297)	19.4%	(0.4%)
Depreciation and amortization	(36,274)	(36,472)	(36,047)	0.6%	(0.5%)
Impairment of non-financial assets	-	(1,912)	-	—%	—%
Other operational expenses	(40,199)	(13,604)	(6,769)	493.9%	195.5%
Total operating expenses	**(259,756)**	**(240,064)**	**(217,327)**	**19.5%**	**8.2%**
Operating income before credit losses	**287,801**	**316,426**	**271,876**	**5.9%**	**(9.0%)**
Provisions for credit risk owed by banks and loans and accounts receivable from customers	(161,657)	(150,254)	(132,039)	22.4%	7.6%
Expense for special provisions for credit risk	1,325	(2,521)	(1,354)	(197.9%)	(152.6%)
Recovery of written off loans	30,983	31,643	20,314	52.5%	(2.1%)
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value with changes in other comprehensive income	95	(178)	(1,169)	**7.1%**	**(153.4%)**
Credit loss expense	**(129,253)**	**(121,310)**	**(114,249)**	**13.1%**	**6.5%**
Net income from ordinary activities before tax	**158,548**	**195,115**	157,627	**0.6%**	**(18.7%)**
Income tax	(35,505)	(18,538)	(17,838)	**(355.7%)**	**91.5%**
Consolidated profit for the period	**123,043**	**176,578**	**139,789**	**(12.0%)**	**(30.3%)**
Income attributable to shareholders	**120,251**	**176,918**	**135,683**	**(11.4%)**	**(32.0%)**
Income attributable to non-controlling interest	**2,792**	**(340)**	**4,106**	**(32.0%)**	**(921.2%)**

76

Annex 5: Quarterly evolution of main ratios and other information

Ch$ Million	1Q23	2Q23	3Q23	4Q23	1Q24
Loans					
Consumer	5,340,598	5,411,859	5,440,518	5,598,350	5,636,621
Mortgage	16,029,868	16,407,126	16,650,160	17,073,439	17,269,588
Commercial	17,714,571	17,517,499	18,035,767	18,176,914	18,453,250
Interbank	32,873	25,799	13,000	68,440	1,316
Total loans (includes interbank and FVOCI)	**39,117,909**	**39,362,284**	**40,139,445**	**40,917,143**	**41,360,775**
Allowance for loan losses	(1,051,463)	(1,090,832)	(1,133,461)	(1,154,103)	(1,188,764)
Total loans, net of allowances	**38,066,446**	**38,271,452**	**39,005,984**	**39,763,040**	**40,172,011**
Deposits					
Demand deposits	13,806,513	13,272,010	12,904,084	13,537,826	13,508,867
Term deposits	14,265,830	14,892,389	15,651,236	16,137,942	16,908,024
Total deposits	**28,072,343**	**28,164,399**	**28,555,320**	**29,675,768**	**30,416,891**
Mutual funds (off balance sheet)	8,522,116	8,946,382	9,720,987	10,247,039	11,548,878
Total Client Funds	**36,594,459**	**37,110,781**	**38,276,307**	**39,922,807**	**41,965,769**
Loans / Deposits1	**101.0%**	**100.5%**	**100.5%**	**98.9%**	**96.5%**
Average balances					
Average generating assets	49,616,961	50,646,978	51,262,755	52,494,159	54,060,364
Average loans	38,940,179	39,199,343	39,492,171	40,421,445	41,018,472
Average assets	68,951,373	69,154,233	69,913,353	71,512,696	73,377,886
Average demand deposits	14,012,059	13,789,558	12,973,642	13,080,310	13,635,065
Average assets	4,074,672	4,052,283	4,183,095	4,272,782	4,308,095
Average available funds (sight + equity)	18,086,732	17,841,841	17,156,737	17,353,093	17,943,161
Capitalization					
Risk Weighted Assets (RWA)	38,386,948	38,781,025	39,899,327	39,552,229	40,507,760
Capital (CET1)	4,015,590	4,247,994	4,275,569	4,397,881	4,209,225
AT1	744,073	750,899	818,358	608,721	683,598
Tier I	4,759,663	4,998,893	5,093,927	5,006,601	4,892,823
Tier II	1,767,221	1,793,465	1,746,535	1,972,132	2,000,722
Regulatory capital	6,526,885	6,792,358	6,840,461	6,978,733	6,893,544
Core Capital ratio	**10.5%**	**11.0%**	**10.7%**	**11.1%**	**10.4%**
Tier I ratio	**12.4%**	**12.9%**	**12.8%**	**12.7%**	**12.1%**
Tier II ratio	**4.6%**	**4.6%**	**4.4%**	**5.0%**	**4.9%**
BIS ratio	**17.0%**	**17.5%**	**17.1%**	**17.6%**	**17.0%**
Profitability & Efficiency					
Net Interest Margin (NIM)[2]	**2.2%**	**2.0%**	**1.6%**	**2.9%**	**2.7%**
Efficiency ratio[3]	44.4%	46.3%	54.1%	43.1%	47.4%
Costs / assets[4]	1.3%	1.3%	1.3%	1.3%	1.4%
Demand deposits avg. / interest earning assets	28.2%	27.2%	25.3%	24.9%	25.2%
Return on average equity	**13.3%**	**12.6%**	**5.4%**	**16.6%**	**11.2%**
Return on average assets	0.8%	0.7%	0.3%	1.0%	0.7%
Return on RWA	1.2%	1.5%	0.7%	1.3%	1.4%

77

Ch$ Million	1Q23	2Q23	3Q23	4Q23	1Q24
Asset quality					
Imapired loans[5]	**1,993,935**	**2,108,005**	**2,215,504**	**2,291,621**	**2,397,573**
Non-performing loans (NPLs) [6]	**724,936**	**838,759**	**906,482**	**923,852**	**1,044,628**
Overdue loans (more than 90 days) [7]	327,818	345,646	414,102	488,699	488,699
Provisions	(1,051,463)	(1,090,832)	(1,133,461)	(1,154,103)	(1,188,764)
Impaired / total loans	5.1%	5.4%	5.5%	5.6%	5.8%
NPLs / total loans	1.9%	2.1%	2.3%	2.3%	2.5%
PDL / total loans	0.8%	0.9%	1.0%	1.2%	1.2%
NPL coverage (loan loss allowance / NPLs)	145.0%	130.1%	125.0%	124.9%	113.8%
PDL coverage (loan loss allowance / PDLs)	320.7%	315.6%	273.7%	236.2%	243.3%
Risk Index (loan loss allowances / loans) [8]	2.7%	2.8%	2.8%	2.8%	2.9%
Cost of credit (annualized provision expense / average loans)	1.2%	1.2%	1.2%	1.2%	1.3%
Customers and service channels (#)					
Total clients	3,720,147	3,737,056	3,907,194	4,052,314	3,963,945
Digital clients	2,001,980	1,979,248	2,061,291	2,113,128	2,140,110
Branch offices	278	260	254	247	246
ATMs (includes deposit ATMs)	1,864	1,924	2,023	2,103	2,109
Employees	9,477	9,162	9,077	9,229	8,976
Market information (closing - period)					
Net income per share ($)	**0.72**	**0.67**	**0.30**	**0.94**	**0.64**
Net profit per ADR (US$)	**0.36**	**0.34**	**0.14**	**0.43**	**0.26**
Share price	35.25	37.94	41.15	43.00	48.80
ADR price	17.83	18.85	18.34	19.49	19.80
Market capitalization (US$mm)	8,400	8,895	8,640	9,182	9,328
Number of actions	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other data					
Quarterly UF variation[9]	1.3%	1.4%	0.3%	1.6%	0.8%
Monetary policy rate (nominal)	11.3%	11.3%	9.5%	8.3%	7.3%
Observed dollar ($/US$) (end of period)	794.35	800.94	889.46	874.45	981.53

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =Operating expenses / Operating income
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and FMC guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

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